Exhibit 99.3

responsibly

managing

impacts

2005

Corporate

Responsibility

Report

WHO WE ARE

 Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Qatar and Romania. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

 For additional information on Talisman’s corporate structure and operations, see the Company’s Annual Information Form dated March 13, 2006, which can be obtained from the Company or viewed online at www.talisman-energy.com.

CONTENTS

Discussion with James W. Buckee
Policies and Governance
Social Performance
HSE Performance
Economic Performance
Independent Reviewer’s Report
Performance Data Summary
Glossary and Abbreviations

ICONS FOUND IN THIS REPORT

 “Speakbubble” symbol indicates stakeholder commentary collected throughout the year by the Company and PwC.

 Reference to GRI

 Go to www.talisman-energy.com

COVER TOP: Green leatherback turtle spotted during local anti-poaching patrol. See page 27.

COVER BOTTOM: Picture of the Talisman-operated South Angsi production platform and storage vessel in Malaysia. See page 31.

improving our

performance

In preparing our Corporate Responsibility Report, we not only focus on what we report, but how it’s reported. The data found in the Performance Data Summary below, as well as the back of the Report, demonstrate the impacts of our activities this year. The real story, however, lies in the management of our outcomes and improvement of our performance.

HOW WE

REPORT

ABOUT THIS REPORT

This Report focuses on Talisman’s corporate responsibility priorities set out in the Company’s Policy on Business Conduct and Ethics (Policy or the PBCE), including: ethical business conduct; personal conduct; employee practices; health, safety and the environment; human rights; community relations; and compliance. The Report is a measurement and performance management tool that is not intended to be an exhaustive review of all activity that Talisman has undertaken or supported. Rather, Talisman aims to illustrate through the Report the breadth and scope of action that has been, and is being, taken.

Wherever possible, country-specific data has been used, while regional and aggregate data have also been included. Unless otherwise indicated, figures are reported in metric units and all financial information is reported in Canadian dollars. Unless the context indicates otherwise, a reference in this Report to “Talisman”, the “Company” or “we” includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Although some narrative reference has been made, Talisman’s acquisition of Paladin Resources plc in November 2005 is not reflected in the performance data summaries included in this Report except where noted. An independent third party, PricewaterhouseCoopers LLP (PwC), has reviewed the data noted in bold contained in the Performance Data Summary at the back of the Report (see page 37 for more information).

REPORTING PERIOD

This Report deals with the Company and its wholly owned subsidiaries operating around the world from January 1, 2005 to December 31, 2005. Talisman’s last Report was published in April 2005 and the next edition is scheduled for publication in April 2007. This Report complements information found on our website at www.talisman-energy.com.

OUR STAKEHOLDERS

While the term “stakeholders” holds multiple meanings, the Company defines its stakeholders as its employees, shareholders, suppliers, service providers, and those communities, indigenous groups, investors, debtholders, governments, regulators and Non-Governmental Organizations (NGOs) affected by, or that can affect, Talisman’s operations.

Performance Data Summary

Key Performance Indicator	05

Social

WORKFORCE PRACTICES

Number of full-time equivalent permanent employees	2,138
Number of full-time equivalent positions added	181
Voluntary turnover rate (%)	4
New graduates hired	27
Number of co-operative education and summer students hired	136
Temporary or contract employees	1,680
Number of employees in flexible work arrangements	100
Number of employees represented by trade union organizations	83

DIVERSITY

Composition of executive management	7 men, 1 woman
Number of employees participating in Aboriginal cross-cultural awareness courses	58
Number of Aboriginal work experience terms	2

TRAINING AND DEVELOPMENT

Dollars spent on technical and personal development training	$3,900,000
Number of employees registered in personal development programs	595
Number of employees receiving support through educational assistance funding	67
Number of employees using fitness subsidy	625

ETHICAL BUSINESS CONDUCT

Number of certificates of compliance received pursuant to Policy on Business Conduct and Ethics	3,719
Potential exceptions to the PBCE reported	16
Number of employees and contractors who completed Ethics Awareness Training	2,484

COMMUNITY RELATIONS

Number of public open house consultations in North America	29

Health, Safety and Environment

ENERGY

Direct energy use – Canada	21,141,000 gigajoules
Production energy intensity – Canada	0.210 gigajoules/boe

EMISSIONS

CO2 equivalent emissions – Canada	2,479,000 tonnes

Production carbon intensity – Canada	0.025 tonnes C02E emissions/boe

WATER

Licensed fresh water diversion – Canada	1,119,000 cubic metres

WASTE MANAGEMENT AND SITE RESTORATION

Waste recycled – UK	36%
Waste intensity – UK	78.8 tonnes/mmboe
Oil content of produced water discharged to sea – UK	25.0 mg/L
Reclamation and remediation expenditures – Canada	$19,000,000
Well abandonment – Canada	92
Total amount of soil treated and recycled at Diamond Valley Soil Treatment Facility	11,560 tonnes

LAND USE

Total amount of land owned, leased or managed (thousand acres)	21,144

MAJOR INCIDENTS

Major incidents of non-compliance	0

SPILLS

Spill frequency – Canada	3.35 spills/mmboe
Average spill size – Canada	3.5 cubic metres

OCCUPATIONAL HEALTH AND SAFETY

Lost-time injury frequency – Global	0.69
Fatalities, life threatening occupational injuries – Global	0

Economic (1)
Gross sales	9,554
Net income	1,561
Earnings from operations	2,058
Shares outstanding (millions) at December 31, 2005	366
Annual dividend on common shares	125
Total assets	18,339
Long-term debt
Oil production (mboe/d)	250
Gas production (mmcf/d)	1,319
Total net production (mboe/d)	470
Exploration and development spending	3,179
Year-end proved reserves (mmboe)	1,639
Employee remuneration	408
Total taxes and royalties paid to host governments	2,615
Amount of money paid to political parties in Canada	$34,600
Total global community contributions	5.5

All financial data should be read in conjunction with the audited financial statements of the Company contained in the 2005 Annual Report Financial Review.

(1) Unaudited, year-ended December 31, 2005, millions of Canadian dollars unless otherwise stated.

THE GLOBAL REPORTING INITIATIVE

This Report was prepared in accordance with the Global Reporting Initiative (GRI)’s 2002 Sustainability Reporting Guidelines. While this Report endeavours to address many of the GRI’s key performance indicators, it is a summary of progress against priorities we set ourselves. Visit www.globalreporting.org for more about the GRI.

Refer to pages 39-41 for a more complete list of Talisman’s Key Performance Indicators.

impacts

outcomes

Does anyone actually read these reports? Should corporate responsibility reporting be regulated? How does corporate responsibility support the Company’s strategic direction? Do investment analysts find value in social reporting? What information is material to the business and stakeholders? Who are our stakeholders?

Whether it is a company’s first, or, in our case sixth, Corporate Responsibility Report, these are just a few of the many questions companies must tackle prior to issuing a corporate responsibility report.

In the years since the release of our first report in April 2000, we’ve witnessed a global proliferation of corporate responsibility reporting. What was once a marginal activity performed by a few dedicated, yet isolated groups of more socially conscious companies around the world, is now a growing industry that remains largely misunderstood. With expert opinions and new standards emerging almost daily, it’s easy to become confused. We don’t think it has to be that complicated. We believe that we’ve prepared a balanced report in the past and will continue to do so in the future.

While historically our Reports have focused more on measuring process, discussing policies and describing management systems, we changed our approach to the annual reporting process this year in order to better discuss our impacts and performance.

We think we’ve come a long way.

We hope you like the change.

HOW WE DID

2005 KEY IMPACTS AND OUTCOMES

Social Impacts and Outcomes

p10         Experienced no significant human rights or security issues related to our global activities.

p12         Held extensive public consultation meetings with key stakeholder groups in Alaska in advance of drilling operations.

p13         Continued to address concerns regarding local employment during drilling program in Trinidad.

p13         Addressed a number of regulatory, legislative, policy and community and leaseholder relations issues in New York state.

p14         Provided $5.5 million in community contributions globally.

p19         Completed a company-wide Ethics Awareness Training Program.

Health, Safety and Environmental (HSE) Impacts and Outcomes

p25         Recorded no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman-operated sites.

p26         Continued to address slope reconstruction and stabilization problems arising initial access road construction in Acevedo Block in Colombia.

p29         Progressed produced water reinjection projects that will significantly reduce amount of oil discharged from offshore operations in the North Sea.

p31         Completed energy efficiency audits at a number of operating sites in Western Canada.

Economic Impacts and Outcomes

p19         Established an accounting and auditing complaints procedure and hotline provide employees with a means to report questionable accounting and auditing practices.

p36         Became the first Canadian company officially support the Extractive Industries Transparency Initiative (EITI).

“Having operated overseas for so many years and having dealt with the slings and arrows of outrageous fortune, Talisman management has become adept at managing geological and political risk, and has done well for its shareholders.”

Deborah Yedlin, Columnist, Globe and Mail, September 20, 2005

BOARD OF DIRECTORS

Douglas D. Baldwin (2),(3),(4),(6)

Alberta, Canada

Chairman, Talisman Energy Inc.

James W. Buckee (2),(5)

Alberta, Canada

President and Chief Executive Officer,

Talisman Energy Inc.

William R.P. Dalton

Arizona, United States

Corporate Director

Kevin S. Dunne (3),(5),(6)

British Virgin Islands

Corporate Director

Al L. Flood, C.M. (1),(4)

Ontario, Canada

Corporate Director

Dale G. Parker (1),(5)

British Columbia, Canada

Public Administration and

Financial Institution Advisor

Lawrence G. Tapp (3),(4)

British Columbia, Canada

Chairman, ATS Automation

Tooling Systems Inc.

Stella M. Thompson (2),(4),(5)

Alberta, Canada

Principal, Governance West Inc.

President, Stellar Energy Ltd.

Robert G. Welty (1),(3)

Alberta, Canada

Chairman and Director,

Sterling Resources Ltd.

Charles R. Williamson

California, United States

Corporate Director

Charles W. Wilson (1),(2),(6)

Colorado, United States

Corporate Director

EXECUTIVE

James W. Buckee

President and Chief Executive Officer

Ronald J. Eckhardt

Executive Vice-President,

North American Operations

T. Nigel D. Hares

Executive Vice-President,

Frontier and International Operations

Joseph E. Horler

Executive Vice-President, Marketing

Michael D. McDonald

Executive Vice-President,

Finance and Chief Financial Officer

Robert M. Redgate

Executive Vice-President,

Corporate Services

M. Jacqueline Sheppard

Executive Vice-President, Corporate

and Legal, and Corporate Secretary

John ‘t Hart

Executive Vice-President, Exploration

(1) Member of Audit Committee

(2) Member of Executive Committee

(3) Member of Governance and Nominating Committee

(4) Member of Management Succession and Compensation Committee

(5) Member of Pension Funds Committee

(6) Member of Reserves Committee

Talisman’s 2005 Corporate Responsibility Report – Responsibly Managing Impacts – reflects Talisman’s approach to translating our commitment to corporate responsibility into action throughout our global interests, which ultimately contributes to the creation of long-term value for our shareholders.

Discussion with James W. Buckee, President and CEO

WHAT DOES THE TITLE OF THIS YEAR’S CORPORATE RESPONSIBILITY REPORT MEAN TO YOU?

JIM à As an international oil and gas company, our business interests take us around the world in search of exploration and development opportunities that provide energy for people. That is what we do. Managing the impacts of our activities, whether related to safety, environmental, economic or social performance, is how we do business. Talisman’s 2005 Corporate Responsibility Report – Responsibly Managing Impacts – reflects Talisman’s approach to translating our commitment to corporate responsibility into action throughout our global interests, which ultimately contributes to the creation of long-term value for our shareholders.

WHY DOES TALISMAN REPORT ON ITS CORPORATE RESPONSIBILITY PERFORMANCE?

JIM à I believe our approach to corporate responsibility and our reporting on corporate responsibility performance helps the Company manage risks (including our licence to operate, our employee recruitment and retention efforts and our need for access to capital) in a number of ways. First, over the years, I have observed that the process of reporting itself serves as a catalyst to sharpen our internal focus on programs across our organization. Second, reporting also ensures corporate accountability and helps to drive our performance. Third, the annual dissemination of the Report allows the Company to actively engage our numerous stakeholders on issues discussed in the Report, such as human rights, environmental performance and transparency. Ultimately, I feel the demonstration of our corporate responsibility programs through the publication of the Report creates investor confidence in our risk management systems.

HOW DO YOU DEVELOP A CORPORATELY RESPONSIBLE CULTURE AT TALISMAN?

JIM à I believe our employees have a deeply ingrained innate sense of corporate responsibility. My role, therefore, is to reinforce this sense of corporate responsibility through my behaviour and interest. I see corporate responsibility as an integral aspect of creating value throughout our operations, not an add-on to them. I am personally committed to high levels of performance in all areas of our operations and dedicated to ensuring they are conducted in a safe, healthy and environmentally responsible manner.

OUR

PRIORITIES

HOW DOES TALISMAN ENSURE THE HIGHEST HEALTH AND SAFETY PERFORMANCE THROUGHOUT ITS GLOBAL OPERATIONS?

JIM à Oil and gas operations, by their nature, are potentially risky and require daily vigilance at all levels of the organization to ensure the ongoing safety and security of employees, local communities and the environment. I believe my first responsibility is to the safety and well-being of our employees. Our Board and management fully support reaching a point where accidents don’t happen and we strive to reach this goal through safe work procedures, rotating site visits, employee education and training, management tours, reporting and, most importantly, individual commitment.

Despite these best efforts, sadly accidents sometimes occur. Talisman recorded no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman-operated sites in 2005. However, I am saddened to report that three contractors to Talisman suffered fatal injuries in early 2006. In all cases, an ongoing investigation is underway, and any lessons learned will be incorporated into our workplace practices globally. Senior management have also conducted site visits to reinforce Talisman’s safety standards and the need for safe working practices.

WHAT IS THE MOST SIGNIFICANT CHALLENGE FACING TALISMAN?

JIM à Upward pressure on oil prices, increased industry activity and the need for expert personnel have been building for a quarter-century. However, general industry recruitment has not kept pace with its needs. A shortfall in trades, engineers, geologists, geophysicists and many other professionals has had a deleterious effect on operational efficiency and execution. I believe this labour shortfall represents the single biggest challenge facing, not only Talisman, but, the international oil and gas industry as a whole. Compounding the challenge is the enhanced training and development required for new and less-experienced employees. The inflow of new and less-experienced employees into the oil and gas industry also puts pressure on companies to redouble their efforts in maintaining high safety standards. I expect this challenge will only intensify in the coming years.

SO WHAT IS TALISMAN DOING TO ADDRESS THIS?

JIM à To begin with, the Company must be able to retain the people that we already have, and we do a very good job at that. Turnover at Talisman is less than 4%, which is better than most of our peers. Providing greater employee mobility, enhanced training and development and improved coaching programs should allow us to maintain our strong retention levels.

With respect to recruitment, while Talisman alone cannot address this industry-wide issue, I believe we have begun to take steps towards addressing our own recruitment challenges. In 2005, we initiated a global employee recruitment strategy to help define Talisman’s unique employment identity. This, together with the exciting career opportunities that we offer and the mobility, training and coaching programs described above will also help address recruitment concerns.

Talisman also employs undergraduate and graduate students in a variety of disciplines. We employ students in co-operative placements and often hire them once their training is completed. In 2005, Talisman made a decade-long commitment to students studying in the fields of energy and related studies by establishing scholarships for superior academic achievements at the Universities of Alberta and Calgary. It is truly a great time to be thinking about a career in the energy industry and we hope our relationship with the universities helps develop a pipeline of talent for the industry in general and Talisman in particular.

IN YOUR OPINION, WHAT WERE TALISMAN’S MOST SIGNIFICANT CORPORATE RESPONSIBILITY ACHIEVEMENTS IN 2005?

JIM à Talisman launched a Company-wide Online Ethics Awareness e-Learning Program for all employees and a significant number of contractors. We further embedded transparency within our Company by confirming Talisman’s official commitment to the principles of the Extractive Industries Transparency Initiative (EITI), a global multi-stakeholder initiative seeking to increase transparency in the extractives sector in developing countries. Talisman also invested approximately $5.5 million in community development programs worldwide, including long-term commitments to universities, museums and tsunami relief efforts. We launched a proactive stakeholder consultation process in Alaska regarding our planned 2006 drilling program.

WHAT IS HAPPENING WITH RESPECT TO TALISMAN, THE ALIEN TORT CLAIMS ACT LAWSUIT AND TALISMAN’S COMMUNITY DEVELOPMENT PROGRAMS IN SUDAN?

JIM à Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. The lawsuit, which seeks class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed, indirect interest in oil operations in Sudan. Talisman believes the lawsuit to be entirely without merit and is continuing to vigorously defend itself. For more information, see page 11. Despite this, Talisman provided approximately $400,000 to three core programs in Sudan: a model farm, an agriculture capacity building program and a distance learning program. Although the Company completed its three-year funding commitment to these programs in 2005 following the sale of its indirect interest in Sudan, it will continue to fund these programs in 2006 while seeking new partners or sponsors going forward.

INCREASINGLY, DISCUSSION OF ENERGY SUPPLY AND RISING COMMODITY PRICES HAS FOUND ITS WAY INTO REPORTS LIKE THESE. WHAT’S YOUR TAKE?

JIM à Energy is a vital business and world demand for energy will continue to increase with economic and population growth. However, due to limited exploration budgets (that must compete internally against share buyback programs and dividend payments), lack of significant discoveries, restricted access to oil development in many countries and rising consumption, only a decreasing fraction of the oil consumed globally over the past 25 years has been replaced.

Today world energy demand means relying on, increasingly mature oilfields in often politically unstable areas. The supply of cheap energy is reaching a crisis point and high oil prices will continue. In 2005, demand reached 83.3 million barrels of oil a day and is expected to continue to rise in 2006. Commodity prices reflect the tension between growing demand and a lack of spare production capacity. The price signal will ultimately lead to conservation, efficiency and alternative energy as important ways to reduce oil demand.

WHAT IS TALISMAN’S POSITION ON THE ISSUE OF CLIMATE CHANGE?

JIM à On a personal level, I remain skeptical of the science related to the impact of CO2 on the climate. Nonetheless, I acknowledge that many stakeholders hold a different opinion on this issue, some very strongly. I also understand that the issue of CO2 emissions and climate change poses particular risks to the energy industry, be it reputation or regulatory risk. As Goldman Sachs has recently stated in its US Portfolio Strategy, “whether or not an individual investor is convinced that anthropogenic, that is, man-made GHGs are leading to changes in the Earth’s climate, this issue will have implications for the financial markets and for corporate performance”. As with any business risk, we have an obligation to strategically manage the issue.

Our strategy includes:

•      participation in the development of regulatory initiatives such as the EU Emissions Trading System and the Canadian “Large Final Emitter” regulations;

•      study of the use of a Kyoto Clean Development Mechanism Project in Malaysia to generate “certified emission reductions” for use in Canada and the UK;

•      improvement of our CO2, methane and other emissions reporting systems, including third party auditing of management systems;

•      development of environmentally innovative projects such as the Beatrice Wind Farm and co-generation facilities in Western Canada; and

•      investment in education initiatives in the areas of science and technology.

We will continue to develop our strategy and expect our approach to this issue to evolve over time, as the regulatory, fiscal and technological framework becomes clearer.

It may well be that, as understanding of the science evolves, the role of anthropogenic CO2 in affecting climate will be seen to be little or nothing (especially as water vapour and clouds constitute up to 90% of the greenhouse effect and worldwide fuel burning accounts for only 6 gigatonnes of CO2 per year in a global budget of 200 gigatonnes). Nevertheless, Talisman will continue to manage our risks related to climate change in order to proactively respond to the concerns of our stakeholders and to ensure that we enhance long term shareholder value.

“Most firms that make large changes begin from a low score but, one firm, Talisman Energy Inc., began from a strong base and made even more improvements, breaking into the top 15 companies for the first time… Among the many changes Talisman made was the elimination of director options and higher share ownership guidelines.”

Excerpt from Report on Business: Canadian Board Games, which appeared in an October 18, 2005 Globe and Mail article.

WHAT IS HAPPENING WITH TALISMAN’S WIND FARM PROJECT?

JIM à In 2005, work continued on the development of a $58 million wind farm demonstrator project off the coast of Scotland at Talisman (UK)’s Beatrice platform that could marry our expertise in offshore operations with leading edge wind power technology. Pending regulatory approvals, construction will begin in the third quarter of 2006. The full Beatrice Wind Farm Project, if implemented as currently envisaged, could generate as much as 1,000 megawatts from up to 200 turbine units deployed in the vicinity of our Beatrice platform. I am personally keen to look at the performance and operating characteristics of the demonstrator turbines to gauge the commercial viability of the project. For more information, please see page 32 of this Report.

WHAT IS TALISMAN DOING TO IMPROVE ITS TRANSPARENCY?

JIM à I believe Talisman is a leader in transparency. In 2005, Talisman became the first Canadian company to join the Extractive Industries Transparency Initiative (EITI) and was named “overall leader” in transparency in the oil and gas industry by Save the Children (UK). Today, I believe that our disclosure of all royalties, taxes and material payments to host governments places us on the forefront of fiscal transparency.

Talisman is also committed to the Global Compact, and we are particularly pleased with the Global Compact’s inclusion of its tenth and newest principle – that businesses should work against all forms of corruption, including extortion and bribery. We believe that, if this principle is actively supported by both governments and companies (whether public or state-owned), real impact and improvement can be achieved around the world.

On a reporting basis, the Company chose the Global Reporting Initiative (GRI) as the foundation of this Report to improve transparency, reporting rigour and comparability. We’ve added GRI indicators to each sub-section for quick and easy reference and have addressed non-reported Key Performance Indicators (KPIs) where appropriate within the sub-section narrative. Talisman’s 2005 Corporate Responsibility Report has been prepared in accordance with the 2002 Global Reporting Initiative’s Guidelines. I believe it presents a balanced and reasonable presentation of the Company’s social, economic, and environmental performance.

WHAT CAN TALISMAN STAKEHOLDERS EXPECT FROM TALISMAN’S CORPORATE RESPONSIBILITY REPORTS IN THE FUTURE?

JIM à Talisman will endeavour to continue to provide a balanced review in future Corporate Responsibility Reports. Further, we see continuous improvement in our reporting processes as a key management tool to improve our corporate performance. We will continue to review our performance and introduce new indicators that better reflect the nature of our operations. We will challenge our methodology by measuring non-traditional indicators. We will consult our stakeholders to ensure the content of our reports is relevant and will gauge our audience so that we might better understand what they want to know about our Company. And we will provide more real-time, web-based reporting to complement our annual Corporate Responsibility Report in 2006, as we strive to achieve best practices in Responsibly Managing Impacts.

Jim Buckee

President and Chief Executive Officer

Talisman Energy Inc.

March 13, 2006

Policies and Governance

Q à WHAT ROLE DOES TALISMAN’S GOVERNANCE STRUCTURE PLAY IN MANAGING CORPORATE RESPONSIBILITY ISSUES?

A à Governance of corporate responsibility issues at Talisman is guided by the Company’s commitment to a number of international standards, including the Universal Declaration of Human Rights and the Global Compact and initiatives such as the Extractive Industries Transparency Initiative (EITI) and the Voluntary Principles on Security and Human Rights.

Internally, responsibility for Talisman’s social, health, safety and environmental performance rests with the entire Board of Directors. Issues are reviewed at the Board level and not by a specific subcommittee. Comprehensive corporate responsibility reviews and country specific updates are provided to the Board of Directors annually. Health, safety and environmental reports are also provided to the Board of Directors at each regularly scheduled Board meeting. Other reports are provided throughout the year as appropriate. Talisman’s commitment to corporate responsibility and ethical business conduct is founded in its PBCE.

Policy on Business

Conduct and Ethics

A statement of the ethical principles to which Talisman is committed, the PBCE is the foundation of the Company’s corporate responsibility framework and is supported by the Company’s internal control system. The PBCE sets out the Company’s code of ethical behaviour and its expectations for business conduct. Every Talisman employee is required to read the Policy as a condition of employment and understand how it relates to his or her business dealings. The Policy can be found on Talisman’s internal and external websites and copies have been translated into relevant local languages including English, Spanish, Indonesian, Norwegian and Arabic, for use in Talisman’s international offices.

In 2005, Talisman introduced an online PBCE training component, which employees and significant contractors will be required to complete every two years.

Audit, Training and Compliance

Talisman annually checks its business activities to test conformance with the PBCE and specific training presentations were made to employees by Talisman’s Legal Department. Employees, officers, directors and some contractors are also required to complete a Compliance Certificate annually certifying observance of the PBCE while noting any exceptions. Compliance Certificates are returned directly to the President and CEO. The President and CEO and each member of the Board of Directors also complete a Certificate of Compliance and provide it to the Chairman of the Board of Directors. In 2005, this process was automated for employees and contractors to improve record keeping.

Breaches of the PBCE

The Company requires that all employees promptly report any observed breaches of the PBCE. The Governance and Nominating Committee of the Company’s Board of Directors must approve any waiver of any of the provisions of the PBCE for a director or an executive officer. Material departure from the PBCE by a director or officer, which constitutes a material change to the Company, will be promptly disclosed.

Breaches of the PBCE are dealt with by senior management, including the application of the Company’s Progressive Discipline Procedure, which is available to all employees through Talisman’s internal website.

In 2005, Talisman’s President and CEO received 3,719 Compliance Certificates from employees and contractors in North America (2,390), the North Sea (725) and the rest of the world (604). Submissions included 16 potential exceptions, which were all assessed or investigated and found to be immaterial.

The Company values employee good faith actions and will not tolerate retaliation of any kind for reporting exceptions. All reported exceptions are promptly assessed, investigated and are treated confidentially.

Corporate Governance

Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by Canadian National Instrument 58-101 and National Policy 58-201 (collectively, the CSA Rules), all of the New York Stock Exchange (NYSE) corporate governance listing standards applicable to non-US companies, and substantially all of the NYSE Stock Exchange corporate governance listing standards applicable to US companies. In 2005, the Toronto Stock Exchange replaced its corporate governance principles with a requirement that listed issuers comply with the CSA Rules.

Ongoing Governance Activities

In 2005, Talisman established an accounting and auditing complaints procedure for the treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. As part of this initiative, a confidential, anonymous third party hotline was established to allow employees to submit complaints. No complaints were received in 2005. The Company’s PBCE was also amended to incorporate these procedures. See page 19 for more.

The director share ownership policy was revised to link share ownership requirements to annual retainers for Board members. This policy, which was initially adopted by the Board of Directors in 2004, requires non-executive directors of Talisman to own, over a five-year implementation period, a minimum amount of common shares or deferred share units of Talisman. In addition, at least 40% of a non-executive director’s annual retainer must be received in the form of deferred share units.

To reflect best governance practices, shareholders were given the opportunity to vote for individual directors (as opposed to a “slate” vote) at the May 3, 2005 annual general and special meeting of shareholders.

The terms of reference of the Board of Directors and its committees were updated in 2005 to incorporate new legislative requirements, including best practices elaborated on in the CSA rules. In addition, the Board of Directors approved updates to Talisman’s Insider Trading Policy and a new Disclosure Policy in 2005.

Talisman’s governance efforts were recognized by the Globe and Mail in its fourth annual corporate governance survey entitled Board Games. Talisman tied for twelfth place out of a total of 209 Standard & Poor’s/Toronto Stock Exchange (S&P/TSX) index companies analyzed in the October 2005 installment of this survey.

For more information on Talisman’s governance structures, see Schedule “A” of Talisman’s corporate governance statement, which appears in the Company’s management proxy circular dated March 13, 2006.

“2005 marked the first cycle of a large-scale communication on progress by companies engaged in the Global Compact. More than 50% of companies that have been required to do so have already communicated progress and this percentage is constantly rising. [Talisman] has produced an outstanding Communication on Progress and, along with a few other companies, has contributed to creating a standard of excellence in this fundamental accountability exercise.”

Georg Kell, Executive Head of Global Compact

Global Compact

Talisman is a signatory to the United Nations-led Global Compact, a network of companies, governments, non-governmental and labour organizations who have agreed to work with the UN to support 10 principles in the areas of human rights, labour, the environment and anti-corruption. We are committed to making the Global Compact part of our strategy, culture and day-to-day operations. As such, we annually report to our stakeholders on actions we have taken or lessons learned related to the 10 principles.

Communications on Progress

Talisman agrees with the Global Compact that “simple declarations of commitment satisfy neither the performance-oriented business community nor the stakeholders anxious to see actual progress”. To address this, we have provided an index of our performance relative to the 10 Global Compact principles, with reference to more information and data throughout our Report as our “Communications on Progress”. The index cross-references relevant GRI indicators.

 For more information, visit unglobalcompact.org

	Global Compact 10 Principles	GRI Indicators	Pages
1	Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence.	HR1, HR2, HR3, HR4	10-11
2	Businesses should make sure that they are not complicit in human rights abuses.	HR2, HR3	10-11
3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.	HR5, LA3, LA4	21-22, 39
4	Businesses should uphold the elimination of all forms of forced and compulsory labour.	HR7	21
5	Businesses should uphold the effective abolition of child labour.	HR6	21
6	Businesses should eliminate discrimination in respect of employment and occupation.	HR4, LA10, LA11	21
7	Businesses should support a precautionary approach to environmental challenges.	3.13	24-32
8	Businesses should undertake initiatives to promote greater environmental responsibility.	EN1-EN16, 1.1	24-32
9	Businesses should encourage the development and diffusion of environmentally friendly technologies.	EN17	24-32
10	Businesses should work against all forms of corruption, including extortion and bribery.	SO2	19-20, 36

acting

responsibly

SOCIAL PERFORMANCE

2005 KEY IMPACTS AND OUTCOMES

p10         Experienced no significant human rights or security issues related to global activities.

p14         Provided a record $820,000 to Calgary’s United Way campaign through employee donations, the corporate match and numerous employee-led fundraising activities.

p14         Named “Corporate Partner of the Year” by the Edson, Alberta Chamber of Commerce.

p15         Worked with the Canadian High Commission in Trinidad to upgrade a school for special needs children.

p15         Contributed approximately $5.5 million towards global community development activities, including major partnerships in Canada with the universities of Calgary and Alberta, STARS Foundation and the Canadian Museum of Nature.

p16         Co-funded the development of a social, health, education and agricultural baseline study by the University of West Indies of the southeastern portion of Trinidad to help direct future community development activities more effectively.

p16         Contributed approximately $550,000, including $150,000 from employees, to organizations helping with tsunami relief and rebuilding in Southeast Asia through several international offices.

p19         Completed a Company-wide online Ethics Awareness training program.

2006 PLANS

•              Contribute approximately $5.5 million globally in support of community development projects.

•              Identify and support suitable environmental research projects worldwide.

•              Identify and work with the United Nations Development Program (UNDP) to support environmental and social projects in Trinidad.

•              Expand the Talisman employee-based “Investing In Our Communities” program worldwide.

•              Continue community development contributions in Sudan and seek out new funding partners for non self-sustaining programs.

•              Continue Alaskan stakeholder outreach program.

•              Continue to consult with local indigenous communities in Peru regarding planned exploration activity.

•              Continue to engage the Government of Colombia with respect to its consultation efforts with local indigenous communities in the Mundo Nuevo Block, Colombia.

Human Rights

 HR6-HR7, HR10-HR12

Talisman supports the principles of and promotes respect for the Universal Declaration of Human Rights.

Q à WITH INTERESTS IN POLITICALLY AND SOCIALLY TROUBLED COUNTRIES AROUND THE GLOBE, WHAT STEPS DOES TALISMAN TAKE TO MITIGATE ISSUES THAT ARISE FROM THESE AREAS?

A à While emerging issues are difficult to predict, Talisman has learned that due diligence prior to any investment is one of the best ways to mitigate potential issues in our operating areas. Prior to investment, Talisman performs an extensive evaluation of the technical and economic challenges as well as the commercial, legal, political, regulatory, environmental, security and human rights issues related to any investment opportunity. Our decision to invest is based on these above-ground evaluations as well as our resource assessments. Beyond pre-investment due diligence, Talisman also assesses and manages above-ground issues on an ongoing basis, including thorough stakeholder engagement and evaluation of operating performance against our PBCE, specifically the human rights and security components.

Talisman conducts its business activities with integrity and shows respect for human dignity and the rights of the individual. Talisman supports the principles of and promotes respect for the Universal Declaration of Human Rights. We lead by example, demonstrating values of tolerance and respect throughout our conduct. When considering new investments, Talisman reviews associated potential human rights issues and their relationship to our operations and we liaise with stakeholders at an early stage of business activities. Talisman promotes adherence to and respect for human rights principles in our areas of operation and will not be complicit in human rights abuses. We strive to advance best practices with host governments, partners and third parties and we seek consistency with our Security Policy, which is based on the Voluntary Principles on Security and Human Rights.

Ensuring Safety and Security

The safety and security of our employees and contractors is of paramount importance to Talisman. To ensure that security risks are minimized and that secure environments are established and maintained for our employees and contractors, Talisman continually revises and updates its security practices and policies, benchmarking them against international best practices. Talisman also audits its security practices regularly. In 2005, security audits were completed in Trinidad, Indonesia, Qatar, Sudan, Peru and Colombia.

Voluntary Principles on Security and Human Rights

Talisman’s Security Policy incorporates the recommendations found in the Voluntary Principles on Security and Human Rights(1) and provides employees with a framework for creating safe work environments, promotes respect for human rights and advances best practices with governments, joint venture participants and third parties. It also provides contractor personnel, or private security firms supplying security services on the Company’s behalf with comprehensive policies and procedures for conducting security operations in accordance with Talisman’s standards.

Talisman continues to seek ways to further implement the Voluntary Principles throughout our operations and discusses issues related to the Voluntary Principles and their implementation with peer companies, NGOs and governments that are formally part of the Voluntary Principles process.

Implementing the Security Policy

In 2005, Talisman developed a comprehensive Security Manual to better equip senior management in its Indonesian, Qatar and Colombian operating areas with the knowledge and tools needed to address security issues as they arise. The Security Manual lays out security policy and various procedures for dealing with such issues as evacuations and threats to Talisman employees and facilities. The Manual also standardizes alert status across our operations, helping the Company better manage security threats, regardless of location. The Manual will be rolled out globally in 2006.

Participating in Human Rights Dialogue with the United Nations

In 2005, the United Nations High Commissioner for Human Rights appointed John Ruggie as a Special Representative on Human Rights and Transnational Corporations and Other Business Enterprises. His mandate includes, among other things, a request “to identify and clarify standards of corporate responsibility and accountability for transnational corporations and other business enterprises with regard to human rights”. Mr. Ruggie invited a select number of global companies in the extractive sector, along with NGOs, academics and experts, to participate in a two-day sectoral consultation on this issue. Talisman, along with three other Canadian companies, participated in this

(1)   In 2000, the Voluntary Principles on Security and Human Rights were developed by the US and UK governments, select resource companies and various civil society groups as an international framework for the provision of security. For more information, see www.voluntaryprinciples.org consultation. The issue of the United Nations and its role in addressing human rights and the business sector is important to Talisman and we will continue to engage on this issue with the UN.

Human Rights Advocacy in Colombia

In July 2005, senior Talisman representatives travelled to Bogota to continue the Company’s advocacy for the implementation of the Voluntary Principles on Security and Human Rights in Colombia and to better understand the Government of Colombia’s efforts to consult with indigenous communities in the Mundo Nuevo Block with respect to oil and gas activities. Meetings were held with Talisman (Colombia)’s co-venturers, the Colombian Association of Petroleum Producers, Ecopetrol (the Colombia state oil company), the Canadian and US embassies and the Office of the Vice- President of Colombia, which has responsibility for the co-ordination of human rights issues for the Colombian government.

Peru Joint Operating Agreement Foundation of Corporate Responsibility

In 2004, Talisman (Peru) secured specific corporate responsibility commitments in a Joint Operating Agreement related to its 25% non-operated interest in Block 64. These include provisions related to the Voluntary Principles on Security and Human Rights, transparency and use of sound industry management practices to minimize the environmental impact of the project. In 2005, Talisman (Peru) met twice with its project co-venturers through an Environmental and Community Relations Subcommittee to continue to closely monitor the human rights, security and environmental situation.

Security Issues in Trinidad

Talisman (Trinidad) developed a comprehensive security plan to ensure site integrity during construction and drilling operations in Trinidad’s Eastern Block. A private security company was engaged to manage access to the sites and oversee general security procedures. The Trinidadian Police Service deployed officers to the sites and has been instrumental in maintaining good relations between the Company, contractors and the local population.

Indonesia

In Indonesia, long-standing security measures were reviewed in December to address the ongoing threat of security incidents. Although no major weakness in the security policy was identified, Talisman (Indonesia) takes the security of its people and assets very seriously and will, with the help of internal and external security consultants, continually evaluate its security measures for improvement. Security training is also provided on an ongoing basis, including a crisis management session.

Sudan Legal Update

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York (the “Court”). The lawsuit, which is seeking class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed, indirect interest in oil operations in Sudan.

On August 30, 2005, the Court denied Talisman’s motion for Court approval to appeal the Court’s prior denial of Talisman’s motion for judgment on the pleadings, which sought dismissal of the lawsuit. Also on August 30, 2005, the Court declined to dismiss the lawsuit in response to the filing of a Statement of Interest by the US Department of Justice, expressing the US government’s view that the lawsuit interferes with US-Canada relations. On September 20, 2005, the Court denied, for the second time, the plaintiffs motion to certify the lawsuit as a class action. On October 5, 2005, the plaintiffs filed papers to appeal the decision denying class certification. The Company has filed papers opposing the plaintiffs appeal. Talisman believes the lawsuit to be entirely without merit and is continuing to vigorously defend itself.

Evacuation of Sudanese Personnel

Due to localized violence as a result of the death of Dr. John Garang, the leader of the Sudan People’s Liberation movement, in late July and concerns about possible deterioration in the security situation in Khartoum, Talisman temporarily closed its Community Development Legacy office in Sudan. After ensuring that local contractors and their families were secure in their homes with sufficient provisions, the Sudan Community Development Director was evacuated to Qatar. During the short period of unrest, the office provided sanctuary to orphaned children from a local school. The evacuation served as a successful evaluation of procedures and demonstrated the importance of good communications when removing people from a potential trouble spot, monitoring from a safe location and returning at the earliest and most appropriate time.

IMPACT à Talisman works in several areas where the potential for security incidents is high.

OUTCOME à As part of the Company’s ongoing commitment to improved security practices, Talisman completed a Company-wide security exercise in 2005 involving senior management and key personnel from across the Company. Designed to gauge emergency preparedness, participants were presented with a mock emergency scenario in one of Talisman’s international exploration areas and were required to respond based on established security procedures and protocols. The exercise was monitored by an independent third party, familiar with best practice in emergency response, and the Company’s performance was graded for improvement opportunities. The exercise has helped strengthen Talisman’s relationships with Canadian government agencies whose representatives contributed very useful insight. Lessons learned from 2005 are driving a strategic review of crisis management capability in 2006.

“Litigation reporting... Some people are not satisfied with your past performance. Good you addressed it.” Edward Hood, 2004 Corporate Responsibility Report feedback card

Stakeholder Relations

 3.10-3.12, 3.14-3.16, SO1

Talisman’s Alaskan affiliate, FEX, held extensive public consultation regarding planned onshore exploration activity.

Q à WHAT STAKEHOLDER ACTIVITY DID TALISMAN’S ALASKAN AFFILIATE, FEX, UNDERTAKE IN 2005 IN SUPPORT OF ITS EXPLORATION PROGRAM IN ALASKA?

A à In 2005, FEX held extensive public consultation in the Alaskan communities of Barrow, Nuiqsut, Atqasuk and Wainwright regarding planned onshore winter exploration drilling activities in the Northwest National Petroleum Reserve-Alaska in 2006 and 2007.

Key stakeholder groups consulted included the North Slope Borough, the Alaska Eskimo Whaling Commission, town and tribal councils, village offices, local corporations and state and federal authorities. FEX plans to drill between two and eight wells from temporary ice pads over two winter seasons. During the consultations, FEX sought community input regarding such project-specific items as overland winter route determination and subsistence conflict avoidance, barging and staging equipment prior to drilling, marine mammal monitoring, travel on tundra, emergency response planning and training for employees and contractors. Thanks to nearly a year of extensive consultation, and with the full consent and co-operation of the local Inupiat community, FEX successfully began its drilling program in early 2006.

Talisman believes that being a responsible and welcome member of the communities in which we operate is an essential part of our business strategy. Strong and transparent relationships with communities, based on trust and respect, allow the Company to effectively and efficiently carry out operations to the mutual benefit of the Company and our neighbours. Talisman’s commitment to community relationships is based on community consultation, local benefits and respecting diverse cultures.

Community Consultation in Canada

In 2005, Talisman consulted with or notified about 11,000 people across Canada in support of 1,358 projects, including wellsite acquisitions, minor tie-ins and major pipeline work. Talisman hosted or actively participated in 29 open houses and Aboriginal career fairs across North America, including open houses in New York State, Ontario, Turner Valley, Edson and Grande Cache, and appreciation breakfasts or barbecues in Silver Valley, Chetwynd, Carlyle, Sexsmith, Hythe and Chauvin. These activities help Talisman meet face-to-face with our stakeholders and provide opportunities for communities to learn more about our operations.

Talisman implemented a community consultation tracking system to improve interaction with landowners, Aboriginal communities, NGOs and regulators. Talisman also continues to be involved with approximately 10 multi-stakeholder groups throughout Western Canada, which bring industry, the public and regulators together to create an opportunity for dialogue and to build understanding of Talisman’s interests and activities. These groups include, among others, the Edson Creative Solutions Synergy Group, the Saddle Hills Awareness Committee, the Josephine Environmental Protection Group, the Battle Lake Synergy Group and the Tay River Advisory Committee.

As an example of proactive community engagement, Talisman joined the Rocky Mountain House, Tay River Advisory Committee in 2005. The committee, made up of industry, regulatory and local stakeholders, participated with Talisman in its decision-making process around the best location for its proposed well. Community members provided input to Talisman while on a field trip to look at a number of considered locations for the well. Talisman will continue to consider the local communities, interests as it develops the land.

“I believe that since you are coming into the North Slope of Alaska, you folks have a long way to learn our environment. I truly believe that you need to talk with the community more than the North Slope borough. Get more input from hunters and campers.” Larry Aiken, Barrow, Alaska Resident

Fortuna, New York State Energy Industry Grows

Fortuna expanded its operations through leasing activity, land acquisitions and successful drilling in 2005, reinforcing its position as the largest natural gas producer in the state. However, as a relatively new company experiencing rapid growth, Fortuna faced a number of continuing challenges in early 2005, including an evolving regulatory and legislative environment, policy issues and local community and leaseholder relations concerns.

The majority of these challenges were addressed during the year through a concerted effort by Fortuna to improve awareness of its operations, enhance training for Fortuna employees and increase direct communication with leaseholders. Representative of these efforts were four open houses held in the south-central New York and northern Pennsylvanian towns of Big Flats, Hornby, Van Etten and Mansfield. More than 1,000 people attended the open houses which were held in trade show format with employees from various operational areas providing specific information about all facets of Fortuna’s activities in the resident’s county.

These efforts were further bolstered by a New York Department of Environmental Conservation decision allowing the release of a large amount of escrowed royalties to many leaseholders and the passage of new state legislation in August, which clarified the rights and responsibilities of landowners and natural gas producers. Fortuna continues to cooperate with the New York State Attorney General in their ongoing investigation of numerous large producers in the natural gas industry.

Talisman (Trinidad) Receives Two Certificates of Environmental Clearance

As a result of the extensive consultation with various community, industry, government and not-for-profit stakeholders, Talisman (Trinidad) received two Certificates of Environmental Clearance (CEC)s from Trinidad’s Environmental Management Authority (EMA) in 2005 in support of its interests in the onshore Eastern Block in the Rio Claro and Mayaro regions. Talisman (Trinidad) also established a full-time contract position to manage the local stakeholder engagement process.

Despite best efforts, Talisman (Trinidad) continued to face stakeholder concerns including blockades and protests, with residents in Union and Navet Villages and surrounding areas regarding local employment opportunities, including blockades and protests. As Talisman (Trinidad)’s drilling program is significantly less labour intensive than its seismic program, less local employment can be offered. Nonetheless, Talisman (Trinidad) continues to encourage sub-contractors to seek out local service providers to maximize local employment opportunities, where feasible, during the drilling process. Talisman (Trinidad) also provided input on the EMA’s proposed plan to designate parts of the Eastern Block as an Environmentally Sensitive Area. See page 28 for more.

Community Consultation Supports Proposed North Sea Wind Farm

In April 2005, Talisman (UK) produced a full Scoping Report for the proposed Beatrice Wind Farm Demonstrator Project, inviting interested stakeholders to download the report from a dedicated website and to provide feedback. The Company also consulted with the Department of Trade and Industry, Scottish Executive, Joint Nature Conservation Committee, Scottish Natural Heritage, Royal Society for the Protection of Birds and Fisheries representatives.

In May, Talisman (UK) co-sponsored a stakeholder engagement workshop organized through the Moray Firth Partnership, a voluntary coalition of over 620 organizations and individuals. In July and August, Talisman (UK) held 14 open houses in communities along the shores of the Moray Firth, from Wick to Fraserburgh, attracting approximately 200 people. This public consultation into the potential environmental, socio-economic and visual impacts of the project provided valuable input into the formal Environmental Impact Assessment (EIA) which Talisman (UK) submitted in order to secure developmental consent. For more information, see page 32.

In 2006, Talisman will also submit EIAs for two oil developments in the UK for the Duart and Fiddich developments. In addition, EIAs with public consultation that meet regulatory requirements of both Norway and UK will be submitted for the trans-boundary developments of South Varg and Blane.

“During the course of the past month, it has been my pleasure to work with [Talisman employee] Helmut Gutsche and his team. As you may be aware, a number of residents in the Turner Valley/Black Diamond area, including myself, have expressed concerns related to the former Turner Valley Gas Plant. Through conversations with Mr. Gutsche… my concerns were addressed in a professional and expedient manner.” Linda Abrams, Black Diamond Resident

 EC10

Local Benefits

Talisman (UK) supported 55 education, youth and health programs in 2005, including Quizdom, which is shown here.

Q à HOW DOES TALISMAN’S ‘INVESTING IN OUR COMMUNITIES’ PROGRAM WORK?

A à Talisman’s ‘Investing in our Communities’ program is an important component of the Company’s overall corporate contributions strategy. This employee-based program helps employees support organizations and causes that do not normally fall within the corporate contributions program. The program provides up to $200 to organizations that full-time employees and their families volunteer with, such as little league teams and community and school fundraisers. In all, Talisman received 208 employee requests for funding and invested approximately $41,600 through the program last year. In 2006, Talisman will expand its program across its global operations to further encourage all employees to become involved in the communities where they live and work.

Talisman believes that the countries and communities where we operate should benefit from our operations through the generation of employment, business opportunities, royalties and taxes. Talisman will consider the specific needs and capabilities of these communities through dialogue and consultation. Our commitment includes investing in communities in accordance with the Company’s Corporate Contribution Guidelines and encouraging volunteerism in the communities where we live.

Talisman’s Approach to Corporate Contributions

Talisman believes that investing in the communities where we live and work supports our business activities. Corporate contributions play an important role in risk mitigation, helping to ensure the Company’s licence to operate, improving community relations, reducing security risk, assisting in employee recruitment and retention and generating goodwill with home and host governments. In 2005, Talisman invested approximately $5.5 million in community development initiatives in both operated and larger non-operated international projects (Indonesia, Algeria, Colombia and Peru).

Canadian Community Investment

In 2005, Talisman contributed approximately $3 million to support health and welfare, the arts, education, the environment and community causes in Canada through 671 community development programs. Talisman continued to support Calgary’s United Way campaign, providing a record $820,000 through employee donations, a corporate match and numerous fundraising activities.

Canadian Operations Invest Locally

Talisman’s Canadian operating areas contribute to programs that will benefit their local communities. In 2005, Talisman invested more than $360,000 in support of several projects, including a heart monitor at the District Hospital in Chetwynd, BC, the Grade 5 Students Greenwing Program in partnership with Ducks Unlimited in Edson and Grande Prairie, Alberta; and the Neonatal Intensive Care Unit at the Queen Elizabeth II Hospital in Grande Prairie, Alberta.

In October 2005, Talisman’s Edson operations were officially recognized by the business community as the “Corporate Partner of the Year”. This honour is a clear recognition of Talisman’s overall strategic efforts towards being a welcome member in the community.

Supporting the Canadian Museum of Nature

Talisman has agreed to become the title sponsor of the Canadian Museum of Nature’s new signature gallery at the Victoria Memorial Museum Building in Ottawa, at a cost of $2 million over five years. The “Talisman Energy Fossil Gallery” will open in October 2006 and will examine the period of environmental

Talisman has agreed to become the title sponsor of The Canadian Museum of Nature’s new signature gallery in Ottawa.

change that marked the end of the age of dinosaurs. In addition to the world-class gallery, a variety of educational resources will be created to expand the reach of the exhibit beyond museum visitors, including teachers’ resource kits, the museum website, a CD-ROM, and a travelling exhibition.

Supporting Post-Secondary Education

Talisman established 10-year scholarship commitments at the University of Calgary ($200,000 annually) and the University of Alberta ($100,000 annually). The scholarships are offered in the faculties of Engineering, Science, Business and Law.

In October 2005, Talisman and other industry peers helped establish the BC Oil and Gas Centre of Excellence at Northern Lights College in Fort St. John. The Centre will offer an Oil and Gas Rig Technician apprenticeship training program for new and existing rig workers.

United Kingdom

Talisman (UK) contributed approximately $570,000 in support of 55 community programs in education, youth and health, including the Scottish Executive’s Determined to Succeed (DTS) initiative. The DTS forges relationships between businesses, teachers and local authorities to help Scotland’s young people develop self-confidence, self-reliance and ambition to achieve their goals in work and in life. Through the DTS scheme, Talisman (UK) supported several initiatives with Ferryhill Primary School, school talks at St. Machar and Gilcomstoun Primary Schools, the Kirkhill School Business Breakfast and Primary School Booklets. Talisman UK will expand its commitment to the DTS scheme in 2006.

Talisman (UK) also supports community development programs through its Flotta Terminal in the Orkney Islands. In 2005, Talisman (UK) supported 30 projects and additional “in-kind” assistance programs, including various health projects, school programs and sports and cultural activities.

Major projects included sponsorship of the Voluntary Action Orkney, which assists local welfare organizations and Orkney Careers for respite care and advice for those who care for disabled or elderly relatives at home. Talisman also sponsored a concert during the six-day St. Magnus Festival involving the Scottish Symphony Orchestra. Additional funding was provided to the Kirkwall Grammar School Drama and Music group to assist with costs for their Calgary concert. Talisman (UK) also contributed to several environmental programs in 2005, which are described on pages 27-28.

Indonesia

Talisman contributed $395,000 in support of community programs in operated and non-operated areas in Indonesia focusing on education, economic empowerment and social/infrastructure contributions. The Ogan Komering operation continued its support of national sports week, the improvement of regional infrastructure and provided school supplies to local children. Other projects included a rubber tree plantation and fish farm, scientific essay competition, medical programs, teachers’ honorariums, university scholarships, farming assistance and construction of schools. These programs increase the capacity of the local area and promote greater independence for local residents.

Trinidad and Tobago

Talisman (Trinidad) provided approximately $502,000 throughout its operating areas in support of community programs. In the Eastern Block, Talisman (Trinidad) worked with a Calgary-based organization, industry partners and regional government to establish a refurbished play park in Rio Claro. Talisman (Trinidad) employees assisted with the project and volunteered during the commemoration. Talisman (Trinidad) also worked with the Canadian High Commission in Trinidad to upgrade a school for special needs children.

IMPACT à Talisman operates in remote locations and in difficult terrain.

OUTCOME à Talisman donated two global positioning system (GPS) units to Chetwynd, BC’s Ambulance Service in July 2005. Since Chetwynd’s surrounding area has many hundreds of kilometres of forest service roads, the GPS units are an invaluable tool to find specific oil, gas, logging and other industrial work sites, allowing emergency response teams to pinpoint positions precisely. This is of utmost importance if secondary help, such as a helicopter, is needed to transfer critical patients or fire-rescue crews if power equipment is needed to free somebody trapped in a vehicle.

“I’m convinced that, sooner or later, the use of these GPS units will help us save somebody’s life by getting the help where it is needed quicker. Minutes and seconds count in our line of work and for this reason I thank you again for the donation of these units.”

Markus Ulrich, Paramedic Chief 852 Station,

Chetwynd, British Columbia

IMPACT à Talisman employees worldwide were deeply affected by the tsunami tragedy.

OUTCOME à Talisman and its employees responded generously to requests for aid as a result of the tsunami tragedy in Southeast Asia. Through several of our international offices, Talisman provided approximately $550,000 including $150,000 from employees, to organizations helping with tsunami relief and rebuilding in Southeast Asia. Talisman matched employee contributions dollar for dollar. To support longer-term rebuilding efforts, Talisman has partnered with Samaritan’s Purse International Relief and the United Nations Development Program to establish a vocational training centre for women and an outreach program in West Aceh, Indonesia. The centre provides a variety of support services to Acehnese women, like Kartini (below), including sewing and cooking studios and a trauma counselling centre.

Talisman also supports the Soroptimist International of Jakarta in the reconstruction of Lamreh village, located about 40 kilometres northeast of Banda Aceh. Approximately 200 Lamreh village families were left homeless after the tsunami and the general infrastructure, including the local school, were destroyed. Since then, the primary school was rebuilt and opened to students in August 2005 and the construction of 101 homes was largely completed by the end of 2005.

Funding was also provided by Talisman (Trinidad) though its co-venturer to partner with the Ministry of Agriculture to train 39 local farmers in cultivation. A follow-up program was based on the rearing of livestock, which attracted 50 farmers and was facilitated by the Ministry of Agriculture Land and Marine Resources.

Talisman (Trinidad) contributed US$60,000 to the University of West Indies Geosciences Department as part of a multi-year commitment.

Talisman (Trinidad) co-funded a baseline information study conducted by the University of West Indies to develop a social baseline of the southeastern portion of Trinidad with detailed information in the areas of health, education and agriculture. The baseline will enable Talisman (Trinidad) to conduct its future community development activities more effectively.

New York State

Fortuna contributed approximately $233,000 throughout its Appalachian operations. Three significant programs highlighted Fortuna’s investments, including a contribution to local charities for families needing help with utility payments, support to local fire departments for rescue equipment, and support to supplement equipment for earth science and other classes for local schools. Grass roots funding continued to be directed towards area educational institutes, the Red Cross, the United Way, the local food bank, nature and science centres and other organizations.

Sudan

As part of its exit strategy from Sudan, Talisman provided approximately $389,000 in 2005 for the continuation of three core programs in Sudan: a model farm, an agriculture capacity building program, and an adult learning program which includes vocational training. The model farm and agriculture program provide food security, improved agriculture training and a source of village income, derived from the sale of crops and animals. The agriculture program provides ploughing and seeding of approximately 12,000 acres in Unity State, in the Nuba Mountains in South Kordofan state. The output is split amongst villagers and a community fund that can be used as needed for the mutual benefit of the village. Cost sharing from the communities has risen to the point where the program should be self-sufficient in 2006. The Adult Learning Program has provided basic skills in reading and writing. Participants have stepped into the vocational program, which provides skills in electrical, mechanical, carpentry and soap-making.

“I sew in this studio in order to temporarily get away from the tent. Sewing in the studio helps ease my trauma.”

Kartini, Resident of Meulaboh, West Aceh, who lost her husband and a son to the tsunami.

Respecting Diverse Cultures

In 2005, three Talisman employees participated in a three-day cultural wilderness course hosted by the Aseniwuche Winewak Nation near Grande Prairie.

Q à HOW DOES TALISMAN ENSURE EMPLOYMENT AND ECONOMIC OPPORTUNITIES FOR ABORIGINAL COMMUNITIES IN NORTH AMERICA?

A à Aboriginal communities continue to face many barriers in accessing employment and contract opportunities within the oil and gas industry. Talisman seeks innovative ways to reduce these barriers so that Aboriginal communities may further share in the benefits of resource development. For example, in 2005, Talisman further developed its pre-qualification standards for local and Aboriginal contractors to help service providers understand the Company’s safety and performance requirements. Talisman co-operatively consults with, provides feedback to and inspects equipment for Aboriginal contractors to help them achieve equal access to economic opportunities associated with our activities.

Talisman recognizes and respects the diverse cultures and perspectives of communities, including those of indigenous peoples. We work with local communities affected by our operations to better understand each other’s culture so that we can design and implement community relations activities that reflect mutual interests. We also encourage participation of indigenous peoples in our activities through business and employment opportunities.

Employment and Economic Opportunities

Talisman and its subsidiaries value the benefits of a diversified workforce and we give fair consideration for employment and contract opportunities to Aboriginal individuals and businesses. For example, in 2005, FEX co-ventured with ASRC Energy Services to provide engineering, construction, project management, maintenance and operations for its interests in Alaska. Based in Anchorage, ASRC Energy Services is a wholly owned subsidiary of Arctic Slope Regional Corporation (ASRC), a native corporation owned by the Inupiat Eskimos of Alaska’s North Slope.

Aboriginal Project Referral Process

In 2005, Talisman participated in the development of an Aboriginal project referral process in relation to Traditional Sites and ceremonial areas in the Foothills Model Forest area, near the Company’s Hinton and Grande Cache operations. The referral process catalogues sensitive areas helping Talisman better understand the interests of Aboriginal Peoples on the land.

Contractor Pre-qualification Process

Talisman further developed a contractor pre-qualification process in 2005 to encourage all contractors, including Aboriginal-owned and operated businesses, to actively participate in Talisman’s exploration and development programs throughout Western Canada. Pre-qualification ensures that contractors are aware of the Company’s expectations to provide quality service, delivered in a safe manner, for a competitive price. Further, it clearly provides all contractors with a checklist of minimum requirements and is the first step for potential access to Talisman-generated business, including seismic testing; pipeline, facilities and wellsite construction; operations and production; drilling and completion services; and reclamation contracts.

Aboriginal Community Consultation in North America

Talisman is committed to consulting with Aboriginal communities regarding our operations. Talisman works with Aboriginal communities, in a manner that it believes is honest and respectful, to build strong relationships and develop an understanding of mutual interests. We also consider the unique culture of each community when designing and carrying out community relations activities. This includes community interests, languages, customs and cultural communication styles. For instance, Talisman uses community translators in consultation efforts in personal visits, printed material and in emergency response. Advance consultation with Aboriginal communities regarding key seismic, wellsite and access road locations and pipeline construction has helped the Company gain needed approvals on a number of key Canadian projects.

Community Consultation in Alaska

FEX recognizes and respects the unique culture and history of the Inupiat people and their subsistence way of life. In 2005, FEX worked and consulted with Inupiat communities and organizations such as the North Slope Borough (NSB), Alaska Eskimo Whaling Commission (AEWC) and the Inupiat Community of the Arctic Slope (ICAS), and opened a dialogue with the NSB mayor, NSB Planning and Wildlife Departments, AEWC and ICAS to seek additional opportunities for native and local input. FEX is committed to communicating its activities to local stakeholders through meetings, newsletters, ongoing discussions and gathering Traditional Knowledge for cabin locations, travel routes and subsistence activities. As a result of this consultation, Inupiat well names were selected by FEX to complement local features and resources.

Aboriginal Community Development in Canada

Talisman’s Aboriginal community investments focus on programs related to youth, education and capacity building that help prepare

Aboriginal Peoples to participate in the economic opportunities associated with our activities. Talisman invested approximately $242,000 through its Aboriginal Community Investment Fund in support of 95 projects and initiatives in Aboriginal communities throughout our Alberta and BC operating areas.

Examples of Talisman-supported community programs include: a Stay-in-School Program in nine northeastern BC communities; an elders dinner at the Aboriginal Resource Centre; Aboriginal Student Symposium at SAIT; scholarships at Northern Lights College, Grande Prairie College, NAIT, Mount Royal College and the National Aboriginal Achievement Foundation.

Supporting Aboriginal Education

In 2005, Talisman supported the Petroleum Employment Training (PET) program, which provides formal training and work experience placements in the oil and gas industry for Aboriginal students. Graduates of PET may apply for employment with participating industry partners as trainee operators, field maintenance workers, trades helpers, or apprentices. Talisman offered an additional six-month work term following completion of the program to some graduates. In addition, Talisman supported a number of awards through local colleges to encourage Aboriginal education and training in oil and gas related trades and careers.

Cultural Awareness

Talisman values cross-cultural awareness and strives to develop high level understanding of each community’s culture, interests and concerns regarding our operations. The Company respects the importance of traditional activities and locations that hold spiritual or cultural significance and consults with the community to help identify and mitigate any impacts our operations may cause.

Fifty-eight Talisman employees and contractors participated in Aboriginal cross-cultural awareness courses in Alberta in Calgary, Edson, Grande Prairie and Grande Cache. Of those, 54 participated in a three-day introductory course held in Calgary, Edson and Grande Prairie and three employees participated in a three-day cultural wilderness course hosted by the AWN in Grande Cache, Alberta. One other participated in a one-day event in Grande Cache, further strengthening key relationships with the community and fostering a broader understanding of key Aboriginal issues.

Respecting Indigenous Cultures Globally

Talisman (Peru)’s operating co-venturer in Block 64. It has been consulting with the indigenous communities in Block 64 for more than four years and has entered into an agreement with the federation that represents the indigenous communities within the current exploration area. This agreement establishes ground rules for the relationship between the operator and the local communities during the exploration phase of the project.

The communities represented by the federation have approved the drilling of up to eight wells and seismic activities within their territory. In exchange, these communities are being compensated for the use of their land during the proposed exploration program. The federation manages these funds and decides which community projects to support. These projects have ranged from awarding scholarships to the purchase of communications equipment, medical supplies and education materials. In addition, the federation and the operator have jointly developed a code of conduct that regulates exploration activities and the interactions between the operator, contractors, workers and the local communities.

Colombia

Talisman (Colombia) has also engaged in advocacy and dialogue in support of local indigenous culture relative to exploration and remediation activities in the Tangara and Acevedo Blocks. Working with the Government of Colombia, non-governmental organizations and the local communities, Talisman (Colombia) and its co-venturers have developed programs that provide educational training and improve capacity among indigenous communities, including agriculture and micro-businesses. Talisman (Colombia) also continues to engage with the Government of Colombia with respect to the government’s efforts to consult more effectively with indigenous communities in the Mundo Nuevo Block, who, at this point in time, do not support any exploration activity in the area.

IMPACT à Addressing barriers to Aboriginal education

OUTCOME à Talisman’s partnership with the Chinook Lodge Aboriginal Resource Centre at the Southern Alberta Institute of Technology (SAIT), reflects the Company’s commitment to supporting Aboriginal education and training initiatives. The Lodge focuses on developing leadership skills and supports Aboriginal students in various stages of their career development.

Customized programs in the areas of academic orientation, study skills, job-search skills and on-the-job coaching are among the most popular of the Lodge’s student services. The Lodge also hosts an annual Aboriginal students’ symposium that delivers a stay-in-school message to Aboriginal high school students. More than 400 high school students from southern Alberta attended the symposium in 2005.

“If it was not for Chinook Lodge, I would be just another student. Because of it, I have been able to give back and be a role model for other Aboriginal students. I look forward to life after SAIT and the positive impact that I can have in the Aboriginal community.” Truman Soop, Chief, Chinook Lodge Aboriginal Student Alliance

 SO2-SO5, PR6

Ethical Business Conduct

Q à WHAT IS THE COMPANY DOING TO HELP EMPLOYEES MEET CORPORATE EXPECTATIONS REGARDING ETHICAL BUSINESS CONDUCT?

A à Management and the Board of Directors believe that it is critical for Talisman to maintain a workplace where concerns regarding questionable accounting practices, internal accounting controls or auditing matters can be raised without fear of any type of discrimination, retaliation or harassment. In 2005, the Audit Committee established accounting and auditing complaint procedures, which included the launch of a confidential, anonymous reporting hotline for employees. The Company also designed training to assist and educate employees in responding to ethical dilemmas generally. As a result, all permanent employees of the Company were required to complete the Online Ethics Awareness Training Program between May and July, 2005. In 2005, Talisman’s Board of Directors also approved changes to the Company’s existing Insider Trading Policy and a new Disclosure Policy. The Disclosure Policy, which applies to all employees and directors of Talisman, is designed to, among other things, prevent the improper use or disclosure of material information, give guidance on dealing with other confidential information pertaining to the Company, ensure timely disclosure of information relating to the Company and ensure compliance with legal and regulatory requirements.

All dealings on Talisman’s behalf must reflect high standards of ethical behaviour. Talisman employees must be aware of, and comply with, all applicable laws, rules and regulations as locally interpreted and administered in all jurisdictions in which the Company conducts business. Our employees have a duty to inform themselves of any laws relevant to corporate activities.

Online Ethics Awareness Training

Talisman’s ethical behaviour expectations are outlined in its PBCE. However, while having a written Policy does provide specific guidelines regarding the Company’s expectations, the most commonly faced ethical situations are often dilemmas subject to a number of possible interpretations. In these instances, employees may be required to determine the spirit or intent of the Policy in their efforts to make the right decision. To assist employees in these efforts, Talisman formally launched an Online Ethics Awareness Training Program in May 2005.

The Online Ethics Awareness Training Program is an e-learning training program which provides users the opportunity to review the expectations for ethical behaviour, as well as human rights, bribery, community relations and environmental stewardship, as outlined in the PBCE. The Program helps to identify areas where an individual may face potential ethical issues and familiarize themselves with the resources available to help solve such dilemmas if they should occur. This training has played a critical role in developing a corporate approach to dealing with ethical issues across the Company’s global operations. Completion of the e-learning training program was mandatory for all permanent full- and part-time employees and employee participation was recorded electronically as a component of our ongoing compliance efforts. In all, 2,069 employees and 415 contractors completed the program.

Accounting and Auditing Complaints Procedure Established

Talisman established an accounting and auditing complaints procedure and hotline to provide employees with a process and vehicle to report questionable accounting and auditing practices. These include all aspects of financial reporting, including transactional processes such as accounts payable and receivable and accounting control systems. However, because Talisman takes an expansive view of this phrase, related processes that affect financial reporting integrity, such as reporting of reserves, may also be included depending on the nature of the complaint.

The anonymous and confidential nature of the hotline ensures the continued integrity of Talisman’s financial reporting processes and internal control systems. Matters such as fraud and theft, however minor, are also considered to be accounting and auditing matters. When in doubt, employees are encouraged to make a report in good faith if they believe the questionable practices relate to accounting and auditing matters. Certain members of Talisman’s senior management are responsible for determining whether the complaint relates to accounting and auditing matters and must report their determinations to the Audit Committee of the Board of Directors.

Accounting and Recording Procedure for Facilitation Payments

As described in Talisman’s Policy on Business Conduct and Ethics, directors, officers, employees and contractors must be aware of, and comply with, all applicable rules, laws and regulations as locally interpreted and administered in all jurisdictions in which it conducts business. These laws include the Corruption of Foreign Public Officials Act (the “CFPOA”), the Foreign Corrupt Practices Act (the “FCPA”) and all other anti-corruption laws that apply to Talisman or its subsidiaries or affiliates around the world. Both the CFPOA and the FCPA contain comprehensive anti-bribery prohibitions and the FCPA also contains accounting and record-keeping requirements.

Facilitation payments, however, are allowed under the FCPA and the CFPOA if they meet certain criteria, including proper accounting and record-keeping. In 2005, Talisman formalized its processes to outline the accounting and record-keeping requirements for facilitation payments.

Political Contributions

In 2005, Talisman made no political contributions at the federal level in Canada in accordance with the Canadian federal government’s Bill C-24. At the provincial level, contributions totalling $34,600 were provided to both the governing and opposition parties in BC, Alberta, Saskatchewan and Ontario. Fortuna also made modest contributions totalling approximately $6,100 to New York state politicians. No political payments or contributions were made in other international operating areas. In accordance with the Company’s established guidelines, Talisman’s President and CEO must authorize all political contributions made on the Company’s behalf.

Supply Chain Management

Talisman encourages suppliers providing goods or services to, and for, the Company to operate in accordance with the principles outlined within its PBCE. Most contracts for goods or services agreed to by the Company include a copy of the PBCE and a provision that the contractor has acknowledged receipt of the PBCE and agrees to operate by the provisions stated in it.

Procurement Procedures and Financial Records Reviewed

In Trinidad, accusations were made against two public officials in 2005 alleging that they had received illegal payments from a Trinidad-based corporation that provides local labour services. This labour services company had been retained by an independent seismic contractor that Talisman (Trinidad) utilized in the course of its seismic acquisition program on its Eastern Block concession in Trinidad.

As a result of these allegations, Talisman (Trinidad) conducted a review of its procurement procedures and financial records, and those of its subsidiaries, to ensure that its prescribed corporate policies were followed with respect to the relationship with the independent seismic contractor. Nothing of concern was identified by this review.

Charges have subsequently been laid against the two public officials by the Trinidad authorities. Talisman (Trinidad) is currently working with the independent seismic contractor to review its records and interview its personnel to provide additional confirmation that the tenets of Talisman (Trinidad) PBCE were also adhered to by the independent seismic contractor.

In Trinidad, Talisman conducted a review of its procurement procedures in 2005.

“I was pleased to learn that Talisman corporate governance practices satisfy all 14 of the existing guidelines for effective corporate governance established by the Toronto Stock Exchange. Congratulations on the standard your company has set.”

Correspondence from Hon. Donald H. Oliver, Senator, Government of Canada.

 LA1-LA3, LA9, LA10, LA12, LA16-LA17, MR1-MR5

Workforce Practices

Q à WHAT IS TALISMAN DOING TO ADDRESS EMPLOYEE RECRUITMENT AND RETENTION?

A à Attracting and retaining skilled, high performing employees is critical to Talisman’s future success and growth. In 2005, Talisman conducted a detailed review of its performance in the areas of recruitment and retention, as well as the external market conditions in the industry. Based on this, a number of changes were implemented to the Company’s compensation program along with other workplace improvement initiatives to ensure that Talisman can meet its staffing needs in an extremely competitive employment market.

Talisman strives to be an employer of choice in the oil and gas industry. The Company recognizes it must earn the loyalty it expects from its employees. The Company is committed to treating its employees ethically and fairly and to ensure: no discrimination on the basis of gender, physical or mental disability, age, marital status, sexual orientation, religious belief, race, colour, ancestry or place of origin; fair and competitive compensation; fairness in performance appraisals and job advancement; promotion of a harassment-free workplace; confidentiality of employee records; and compliance with local employment laws in conjunction with internationally recognized best practices.

Employment Competition in the Marketplace

Due to intense competition for technically competent, top performing employees in the energy industry, oil and gas companies like Talisman seek ways to distinguish themselves within the marketplace. Talisman believes it offers a compelling and unique work environment. To that end, Talisman initiated a global Employment Branding initiative in 2005.

Research has shown that potential employees are drawn to Talisman’s diverse international operations, quality of work, limited bureaucracy and the dynamic pace of the work environment. Talisman’s Employment Branding initiative engaged internal and external stakeholders to help the Company define and articulate the Company’s unique employment identity. Through the course of the project, Talisman will develop a suite of communication tools aimed at delivering this message to prospective employees beginning in early 2006.

Recruiting and Retaining Staff in the UK

In 2005, Talisman (UK) participated in the Upstream Oil and Gas Modern Apprenticeship program. Talisman (UK) relies on this apprenticeship program as a primary source of new technicians to meet long-term employment needs. Mechanical, electrical or instrument technicians train for positions on offshore platforms, FPSOs (Floating Production Storage and Offtake vessel) or terminal operations. The program consists of up to 18 months of training at a college or training centre followed by approximately two years hands-on experience in an oil and gas facility, either offshore, onshore or both. In 2005, five graduating trainees from this program were employed by Talisman (UK)’s major contractor.

Employee Mobility

In 2005, five finance, drilling and reservoir engineering young professionals from Talisman (UK) participated in expatriate assignments in Canada. Further, one Talisman (Malaysia) national employee began an assignment in Canada in June 2005, while two other national employees completed their assignments in July and November 2005.

In addition, one Malaysian national employee from Petronas Carigali was assigned to Talisman (Malaysia)’s Development and Project Department and 10 Vietnamese national employees from PetroVietnam Investment and Development Company (PIDC) were assigned to Talisman (Malaysia)’s Exploration, Drilling, Planning and Operations Departments. Talisman (Malaysia) also agreed to accept one additional Petronas engineer to its Development Project Department effective in early 2006.

Student Employment

Talisman provides opportunities for co-operative and summer students in a variety of roles throughout the year. During placement periods ranging from eight to 12 months, students are assessed for future employment within the Company. Upon completion of their studies, these students are often hired into new graduate positions. Talisman hired 111 co-operative education and summer students with geo-sciences, engineering and commerce backgrounds for work in Talisman’s Canadian operations. Talisman (UK) hired 18 placement and summer students. Additionally, two summer students were hired in Talisman (Norge) operations. Talisman (Malaysia) also accepted two national practical training students placements to support the early development of new national graduates. Globally, Talisman hired 27 new graduates as full-time permanent employees in 2005.

Employment Law for Talisman (UK) Managers

Talisman (UK) designed an employment law course to provide an update on the latest employment law, advice and guidance on how to manage difficult situations and correct management of staff. A pilot session was held with 10 managers in 2005 and further sessions are scheduled in early 2006.

IMPACT à Talisman establishes university scholarships.

OUTCOME à Talisman donated $2 million over 10 years to establish scholarships for University of Calgary students. The new Talisman Scholarships will include $10,000 awards for undergraduates – the largest single scholarship amount available for undergraduates at the university. Students in Science, Engineering, Business, Environmental Design, Law and Graduate Studies will be eligible to apply for the annual scholarships. Graduate scholarships will support students whose research focuses on the advancement of environmentally, socially and economically responsible provision of energy. Seven undergraduates and two graduate students received $10,000 scholarships in the fall of 2005.

In a similar 10-year, $1 million commitment, Talisman Energy Inc. also established $2,500 scholarships at the University of Alberta to support 40 first- and second-year engineering students annually.

“I would sincerely like to thank you for your generosity. No other company or organization that I know of has shown this much support to undergraduate students at the University of Calgary. It is a relief to have the costs associated with school covered this year. It will allow me to fully focus on my courses and make decisions about my plans for next year after graduation.”

Joanna Cooper, Undergraduate Scholarship Recipient

Canada

Talisman enhanced its learning and development offerings to include training in priority setting, delegation, conflict resolution and understanding, and using financial information. Talisman’s project management training is now delivered internally providing greater definition of Company project management processes and procedures. In 2006, a course in Business Process Management will be introduced.

“Coaching for Success”

Talisman’s “Coaching for Success” seminars and workshops were enhanced by a one day “Coaching Forum” in 2005. A “Coaching Conversations” workshop was also designed and delivered in Canada and the UK-based on participant feedback. This initiative will be expanded in 2006 with additional modules. A new Leadership Foundations Program will be launched in 2006 to further develop the capability and enhance the effectiveness of Talisman’s leaders.

Cross-Cultural Awareness Training

Talisman continued to offer its employees cross-cultural awareness training prior to international assignment. In 2005, nine employees attended these sessions facilitated by an external expert.

A Better Place to Work

Starting in mid-2004 and continuing throughout 2005, Talisman’s North American Operations (NAO) initiated a program to make NAO ‘a better place to work and a place that works better’. The initiative aims to improve NAO results and to attract and retain high performing staff. To date the process has included focus group sessions and an employee engagement survey designed to gather invaluable feedback to guide NAO improvements in three key areas. These areas include management training and employee leadership, career and workload management and rewards and recognition. There was significant progress in these areas in 2005 which contributed to low turnover rates.

Labour Relations

The Collective Agreement between Talisman and the Communications Energy and Paperworkers Union of Canada for the Monkman, BC, area operations and maintenance staff was renegotiated in 2005.

Talisman and the Central Ontario Regional Council of Carpenters, Drywall and Allied Workers United Brotherhood of Carpenters and Joiners of America established their first Collective Bargaining agreement in 2005. These workers perform diving services in Talisman’s Ontario operations.

Privacy of Personal Information

Talisman supports the right to access personal information held by the organization, to challenge its accuracy and usage and to expect that safeguards appropriate to the sensitivity of that information be in place. Talisman has specific corporate policies and ongoing processes and procedures to assist the Company in meeting its obligations to its employees and the public under Canada’s privacy legislation, including the appointment of a Privacy Officer. In 2005, Talisman had no formal complaints or access to information requests.

Values Demonstrate Who We Are

In February 2005, Talisman articulated a statement of the Company’s Values, describing who we are, how we conduct our Business and how our people perform their work. Talisman’s values include: passion for our business, bias for results, teamwork, excellence, respect and honest communication. Talisman’s people have incorporated these values into their daily business activities and actions to make the Company more successful and a better place to work. Talisman succeeds by personal accountability and by working together in an efficient and effective manner to deliver outstanding results. Talisman employees respect, understand and appreciate each other’s unique skills, and thrive on enthusiasm and empowerment in our work.

HSE PERFORMANCE

safety and
environment

2005 KEY IMPACTS AND OUTCOMES

p25 Recorded no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman-operated sites.

p25 Provided behaviour-focused safety leadership training to line supervisors in the UK and North America.

p25 Completed annual wellsite, facility and heavy equipment safety inspections at Indonesian operations.

p25 Completed safety management system audits or reviews at all Talisman operated sites.

p26 Completed or progressed formal environmental impact assessments in support of proposed projects in Canada, Alaska, UK, Norway, Qatar and Malaysia.

p27 Developed and implemented caribou protection plans during winter exploration and development activity in Western Canada.

p29 Progressed produced water reinjection projects that will significantly reduce the amount of oil in water discharged from offshore operations in the North Sea.

p30 Spent $19 million on contaminated site cleanup and wellsite reclamation in Western Canada.

p31 Completed energy efficiency audits at a number of operating sites in Western Canada.

p32 Completed environmental studies, extensive stakeholder consultations, and progressed an Environmental Impact Assessment (EIA) in support of the offshore Beatrice Wind Farm Demonstrator Project, due for offshore installation in 2006.

2006 PLANS

• Construct two demonstrator units at Talisman’s Beatrice Wind Farm Demonstrator Project.

• Continue to assess spill containment measures and controls at more than 1,100 wellsites, facilities and pipelines within 100 metres of permanent water bodies.

• Support Ministry of Energy and Energy Industries and Ministry of Environment, Standing Committee on Energy in Trinidad, which is reviewing Environmentally Sensitive Area designations within Trinidad.

• Implement a web-based work permitting system at all North Sea operating sites.

• Commission a formal audit of the operational capabilities of the Malaysian oil industry’s oil spill response co-operative.

• Continue to participate in the CAPP National Safety Leadership Team.

• Complete EIAs currently underway in support of planned new field developments in Malaysia and Norway.

• Implement produced water reinjection projects in the North Sea.

Talisman trained its PM-3 CAA workforce in safe work permitting procedures in 2005.

 EN16

Management Systems and Audits

Q àDID TALISMAN RECORD ANY MAJOR REGULATORY CONTRAVENTIONS IN 2005?

A àNo, there were no major health, safety or environmental non-compliance events, defined as charges laid by a recognized regulatory authority, at Talisman-operated sites in 2005.

IMPACT àTalisman develops HSE database to improve reporting.

OUTCOME àTalisman worked throughout the year to significantly improve the processes and systems used in the collection, management, verification and reporting of HSE data across our global operations. Most significantly, Talisman developed a web-based reporting database used by local specialists to input, track and collate all HSE performance-related data in preparation of this Report. Talisman also invested considerable resources in mapping its systems and controls to ensure the highest level of HSE reporting rigour.

Effectiveness in Health, Safety and Environmental (HSE) standards is an essential part of achieving efficiency and profitability in the oil and gas business. Talisman strives to achieve continuous improvement in these areas and is committed to: creating a safe work environment; working to minimize the environmental impacts of its activities; working co-operatively and transparently with local communities and governments with respect to the Company’s health, safety and environmental activities; regular review and reporting of environmental and safety performance; and prompt and effective response to HSE risks and concerns.

Environmental Audits

In 2005, Talisman conducted regular environmental audits as a basis for continuous improvement and to confirm compliance with Talisman standards and regulatory requirements. Comprehensive environmental audits were completed at Turner Valley, Alberta, at all operating sites in Ontario, and across Talisman’s midstream operations in North America. Site-specific drilling waste management audits were also completed in Western Canada and several Canadian waste management service providers were audited in 2005.

In the North Sea, comprehensive environmental audits were completed at the mobile drilling rigs Ocean Nomad and Ocean Princess and at all operating sites, with the exception of Varg and Northern Producer, which were audited in early 2006 due to poor weather conditions. A focused waste management audit was conducted at the Nigg marine terminal. Talisman (Peru) also conducted an independent audit of non-operated drilling operations in Block 64 and provided the operator with proposals for improved management of drilling wastes.

Environmental Awareness Training

In 2005, Talisman introduced new operations-focused environmental awareness training for operations and maintenance personnel in North America. Training covered spill prevention and response, waste management, reclamation and remediation principles, and lease site vegetation management and surface water control. New environmental awareness training will be introduced in the North Sea operations in 2006.

Environmental Due Diligence

Talisman completed comprehensive environmental sensitivity and risk analyses in advance of a number of proposed asset acquisitions and new venture opportunities in Canada, the North Sea, the US, South America, Africa and Australasia.

 LA5, LA7

Occupational Health and Safety

Q àDID TALISMAN EXPERIENCE ANY FATALITIES OR LIFE-THREATENING OCCUPATIONAL INJURIES IN 2005?

A àNo, there were no fatalities or life-threatening occupational injuries at Talisman-operated sites in 2005. Notwithstanding that outcome, Talisman experienced several incidents at its operations during the year. These included dropped object incidents, material transfer incidents, an outbreak of E. coli at an offshore installation, a hydrogen sulphide exposure incident, and several fires. The Company takes these incidents very seriously. All such incidents are reported and thoroughly investigated so that the associated learnings are captured as a basis for improving our safety management systems and preventing reoccurrence.

Sadly, three contractors to Talisman suffered fatal injuries so far in 2006.

At Talisman, we strive to create a working environment where accidents do not occur and in which employees, contractors and the public are not exposed to health and safety hazards. Where we have operating control, we have developed and implemented written standards, practices and plans to communicate Talisman’s expectations and guide our operational safety and loss control activities.

Safety Leadership in North America

In January 2005, Talisman joined more than 200 oil and gas companies in Safety Stand Down Week in Western Canada to increase face-to-face dialogue on safety between senior management and front-line workers at the jobsite. See www.safetystanddown.ca for more information. Talisman also became a member of the new CAPP National Safety Leadership Team, which seeks to identify and implement substantial improvements in safety performance within the Canadian upstream oil and gas industry.

Improving Health and Safety Performance in North America

Talisman continued to seek ways of improving its safety performance and the level of engagement on safety and loss control in 2005. The Company provided new behaviour-focused safety leadership training for line supervisors in Edson and Grande Prairie, Alberta in 2005 to support sustainable improvement in safety and loss control performance in our field operations. Training in hazard assessment, safe work permitting, task observation and root cause analysis continued across our North American operations. Talisman also worked proactively with several drilling contractors to test rig worker exposure to airborne hydrocarbons on drilling rigs using invert mud systems. Testing confirmed that exposure levels were well within acceptable occupational exposure limits.

Promoting Workplace Health Globally

Talisman encourages its employees to adopt a healthy lifestyle and offers programs and initiatives to support their efforts in this regard. Workplace health promotion activities in North American operations included blood pressure clinics and employee lunch-and-learn sessions covering such topics as stress management, office ergonomics, dietary and nutritional issues, hand care and seasonal influenza.

Health promotion activities in the UK included eye care, cardio-vascular fitness, smoking cessation, blood donation, asthma awareness and annual health assessments, which rated individual employee health based on a set of criteria. Information sessions on nutrition were also provided. In Malaysia, health promotion activities included employee sessions regarding avian influenza and personal wellness strategies.

Leading Safely

Talisman (UK) completed six “Leading Safely” courses designed to help first-line supervisors lead and motivate their teams to achieve high performance in all aspects of operations and in particular, those that involve health, safety and the environment. The four-day course improves understanding and skills in dealing with such topics as leadership, teamwork and motivation. Seven courses will be held in 2006.

Hand Safe Program Launched in the United Kingdom

Talisman (UK) initiated a three-month safety campaign targeting the prevention of hand and finger injuries across the North Sea operations. The Hand Safe Program is delivered to employees by volunteer “champions” in each operating site to help elevate awareness and mitigate hand and finger injuries, which account for 25% of the injuries reported in the Talisman (UK) operations.

Automated Work Permitting System

Talisman (UK) introduced a web-based system called ISSOW (Integrated Safe Systems of Work) at its Flotta, Piper, Clyde, Buchan, Claymore and Saltire installations, which automates work permitting, task risk assessment and isolation control processes. Training commenced in 2005 and phased implementation is underway across the remaining North Sea operating sites in 2006.

Improving Safety Culture in Southeast Asia

Talisman trained its PM-3 CAA workforce in safe work permitting procedures and emergency response and participated in a comprehensive emergency response exercise involving employees, government agencies and service providers. Talisman also completed annual wellsite, facility and heavy equipment safety inspections at its Indonesian operations. Safety performance improvement workshops were also held with key fabrication contractors and subcontractors working on the project.

Project Planning and Development

 EN25

Talisman employed local marine mammal observers during barging operations between Prudhoe Bay and Cape Simpson in 2005.

Q àHOW WILL TALISMAN’S ALASKAN AFFILIATE, FEX, MITIGATE THE POTENTIAL ENVIRONMENTAL IMPACTS OF ITS EXPLORATION PROGRAM?

A àFEX believes that open, honest communication is the first step to mitigating environmental impacts. Extensive public consultation in support of Alaskan drilling operations took place well in advance of drilling activity in the area.

Supplies for the initial exploration project were stored at West Dock, Prudhoe Bay, and moved to Cape Simpson during the open-water barging seasons. The Alaska Eskimo Whaling Commission and FEX jointly developed conflict avoidance and communications procedures in advance of barging operations required to move equipment into the area. Marine mammal observers were also employed on all vessels for the duration of barging operations. Summer field studies, including archeological surveys, lake studies and fish and wildlife surveys, were completed in support of an Environmental Impact Assessment for the onshore drilling operations and helped optimize onshore routing, site selection and other environmental planning decisions. Detailed emergency and oil spill response plans have also been prepared.

Winter access will be conducted using aircraft and vehicles approved for travel on tundra and ice roads. Planned routes and airstrip locations will avoid native allotments. Drilling rig, support equipment and facilities will be returned to Cape Simpson between winter drilling seasons.

Wherever we operate, we endeavour to understand local environmental sensitivities and plan our activities accordingly. This demands careful attention to environmental issues and impacts in order to minimize the Company’s environmental footprint. Seismic, construction and drilling projects worldwide are supported by environmental planning to identify environmental risks and implement strategies to reduce potential impacts. This may involve baseline environmental studies, formal or informal environmental impact assessments and attendant protection plans, depending on the local environmental setting and sensitivities.

Operating in Environmentally Sensitive Areas

Talisman carefully plans all construction projects and seeks ways to reduce environmental impact. Talisman minimizes the size of areas to be cleared or otherwise disturbed, salvages topsoil for eventual use in site reclamation and properly controls run-off and erosion. Efforts are made to avoid sensitive environmental features through routing and schedule adjustments and the use of directional drilling techniques. In some cases, wells can be drilled from common pads to minimize the environmental footprint in a given area and most pipeline stream crossings are drilled or bored. To assist in our monitoring efforts, environmental inspectors are hired to guide work in sensitive areas.

Environmental Impact Assessments

Talisman completed or progressed formal environmental impact assessments in support of drilling operations in Alaska and Qatar, pipeline construction projects in Western Canada, the Beatrice Wind Farm Demonstrator project in the UK, planned development of the South Varg field in Norway, and the Bunga Pakma and Bunga Orkid fields in Malaysia. In addition, screening-level environmental assessments were completed in support of a variety of North Sea offshore operational activities.

Slope Instability in Colombia

Despite careful planning and implementation efforts, environmental restoration work is occasionally required. For instance, to address problems which arose during initial access road construction, Talisman (Colombia) invested $2 million in slope reconstruction and stabilization work in the Acevedo Block in Colombia and has committed to a two-year monitoring program, which will verify the success of the reconstruction work. Talisman (Colombia) also provided $163,000 in funding for environmental education, capacity building and infrastructure development in conjunction with the monitoring program in the block.

Caribou Protection Planning in Alberta

Talisman developed Caribou Protection Plans in support of exploration and development activities in defined Caribou Management Areas (CMA) in Alberta. The Company continues to work with local forestry companies on co-ordinated access planning in the Little Smoky and A La Peche CMAs.

Lynx Pipeline Construction in Northwestern Alberta

In late 2005, Talisman began construction of the Lynx Pipeline in northwestern Alberta. The pipeline is planned as an industry solution for transportation of gas for several operators in the area. The western-most portion of the pipeline travels through the Copton Kakwa area, an environmentally sensitive area that includes a caribou range. Prior to construction, Talisman initiated extensive consultation with local area operators, governmental authorities, local communities and environmental specialists to plan for mitigation of potential impacts of the pipeline on the caribou herd.

As a result of this feedback, the Company will use existing pipeline and road corridors for about 70% of the project. The Company will also narrow the width of the “right of way”, avoid steep slopes and sensitive habitat areas where possible, employ directional drilling at sensitive watercourses and extreme terrain, and has specifically designed a revegetation strategy to address caribou concerns.

The Company will also install emergency shutdown valves and communication towers along the pipeline and has developed an emergency response plan to ensure the highest levels of safety. Two full-time environmental inspectors are working on the project, supplying direct environmental support to construction supervisors and project managers on a daily basis.

Access and Wildlife Management in Western Canada

Effective management of access and wildlife concerns remains a key component of project planning for ongoing deep gas exploration and development activity in the Rocky Mountain Foothills of Western Canada. Consequently, Talisman provided $110,000 in continued environmental research funding relating to coldwater fisheries, caribou, grizzly bears and the propagation of native plants for use in site reclamation. Talisman also supported the Alberta Ecotrust Foundation, which provides financial support for grassroots environmental projects by communities and NGOs in Alberta.

Environmental Research Supports Wind Farm Plans

Though Talisman (UK)’s Beatrice oilfield sits about 24 kilometres outside the boundary of the Moray Firth Special Area of Conservation in the North Sea, Talisman (UK) has initiated a number of surveys and reviews within the biologically rich area adjacent to the Beatrice operations in advance of the proposed installation of two demonstrator deepwater wind turbines near the platform. While primary research focused on the North Sea’s only known resident population of between 120 to 170 bottlenose dolphins, the Company also initiated research into the effects deepwater turbines may have on migratory patterns of bird populations, radar and air traffic control facilities and possible visual impacts.

IMPACT àTurtle Patrols and Fire Protection in Trinidad

OUTCOME àTalisman (Trinidad) supported the Nariva Environmental Trust in 2005 and its ongoing efforts to protect the Ramsar(2)-designated Nariva Swamp. Working with local volunteers from the nearby villages of Plum Mitan, Biche, Cascadoo and Kernaham, the Nariva Environmental Trust conducts annual fire patrols during the critical dry months of March and April. Talisman (Trinidad) also supported the Trust’s green leatherback turtle patrols on the adjacent east coast of Nariva. The turtles are listed as an endangered species and they are most susceptible to poaching when the females come to shore to lay their eggs. Turtle patrols have helped curb poaching in the area and have helped the wildlife section of the Trinidad and Tobago Forestry Division record the number of nests and young in the area. In recognition of this important work, Talisman included the green leatherback turtle on the cover of this report.

(2) The area was nominated as a “Wetland of International Importance” in 1993 under the Ramsar Convention of Wetlands (Ramsar, Iran, 1971).

IMPACT àTalisman Operations Support CAPP “Energy in Action” Week

OUTCOME àFrom September 26 to October 6, 2005, Talisman participated in “Energy in Action” Week activities in Edson and Grande Prairie, Alberta and Fort St. John, BC as part of a CAPP Stewardship Initiative that celebrates the upstream petroleum industry’s dedication to environment, health, safety and social performance through community-related activities.

“Energy in Action” activities included an education presentation at schools in the area and tree planting for students and volunteers. Talisman covered costs associated with the presentation, trees, buses, ceremony, banners, plaques and lunch for the participants.

CAPP encourages corporate support and commitment to responsible resource development and continuous improvement.

As a Platinum Level member of the CAPP Stewardship Initiative, Talisman has participated in CAPP’s annual Benchmarking Reporting since 1999, providing detail on health, safety, environmental and socioeconomic performance indicators, including greenhouse gas emissions, flaring, venting, spills, releases and fresh water use among others. For more information, visit www.capp.ca.

Eastern Block Trinidad Onshore Drilling Program

Upon receipt of a Certificate of Environmental Clearance from the local Environmental Management Authority in early 2005, comprehensive project planning was undertaken to properly manage and mitigate potential environmental impacts and ensure compliance with all environmental regulatory requirements prior to Talisman (Trinidad)’s first onshore drilling operation in Eastern Block Trinidad. Waste management, effluent and storm-water management, selection of low toxicity synthetic oil-based drilling fluids, drilling waste disposal, spill prevention and spill response preparedness were all considered. A local environmental specialist was also trained and fully integrated into daily operations on a full-time basis in order to provide direct environmental support and ensure that all Talisman (Trinidad) and local regulatory requirements are consistently met. Talisman (Trinidad)’s operations are continuously evolving to reflect experiences gained in the field and apply improvements at every opportunity.

Supporting Fulmar Studies at the University of Aberdeen

Throughout 2005, Talisman (UK) supported the University of Aberdeen’s ongoing studies of a colony of fulmars on the island of Eynhallow in Orkney. The university has been undertaking the study since the 1950s. The research is focused on the breeding success of fulmars and other environmental factors. In recent years, the studies have been co-ordinated from the Lighthouse Field Station. The university will explore the relationship between fulmar feeding ecology, reproduction and population dynamics in 2006.

Other Research in the UK

Talisman (UK) supported additional environmental research projects in 2005, including funding to the Scottish Native Woods, Scottish Wildlife Trust, Highland Foundation for Wildlife and Sustainable Development Research Centre for Environmental and Sustainable Research.

Investigating Artificial Reefs in Malaysia

Talisman (Malaysia) supports multi-year research by the Institute of Oceanography (Kolej Universiti Sains dan Teknologi Malaysia) to investigate the status of artificial reefs. The research program evaluates diversity and abundance of reef-associated fish communities. Data will be used to guide construction and future deployment of new artificial reefs by the Malaysian government and the local Fishery Development Board.

Project Planning Offshore Vietnam

In Vietnam, environmental controls, including emergency response and oil spill contingency arrangements, site environmental surveys and waste management plans were completed in advance of recent seismic operations and exploration drilling offshore Vietnam.

Spill Management

Talisman records and internally reports spills and near misses through various incident tracking systems across our global operations. All spills are reviewed and any trends relating to cause are identified and addressed.

Assessing Spill Containment in North America

In Alberta, Talisman continued its work on multi-year assessment of spill containment measures and controls at more than 1,100 wellsites, facilities and pipelines within 100 metres of permanent water bodies. The Company also revised its spill response and reporting guidelines for its North American production operations in 2005.

International Spill Response

Oil spill response plans were developed in support of planned drilling operations in Alaska, Qatar, the North Sea and Malaysia. Comprehensive independent reviews of oil spill response capability were conducted at the Flotta and Nigg marine terminals in the UK by Oil Spill Response Limited, a recognized world leader in this discipline specialty. An informal review of PIMMAG, the Malaysian oil industry’s oil spill response co-operative, was completed in 2005. Based on the findings of the informal review, a more formal audit of PIMMAG’s operational capabilities will be commissioned in 2006.

Waste Management and Site Restoration

Q àHOW DOES TALISMAN (UK) MANAGE THE QUALITY OF PRODUCED WATER IT DISCHARGES TO THE NORTH SEA?

A àManaging the produced water Talisman (UK) generates in the North Sea is a challenge. Talisman (UK) puts technology at the forefront of its attempts at maintaining high levels of production from its operations while mitigating the ecological effects of discharges of produced water. To that end, capital projects to implement produced water reinjection are planned or in progress at Talisman (UK)’s Clyde, Claymore, Beatrice and Buchan platforms as well as Talisman (Norway)’s Gyda platform. These projects will reduce the amount of oil discharged to the sea from Talisman’s operations by about 15%.

 EN5, EN11-EN13, EN21

Talisman’s Diamond Valley Soil Treatment Facility, located in the Turner Valley Alberta field plays an important role in the Company’s efforts in minimizing the amount of contaminated soil disposed to landfill.

Wherever we operate, wastes are carefully managed to avoid contamination of soil, groundwater, freshwater and marine ecosystems. Our approach involves proper handling and interim storage, recycling and reuse, where feasible, and appropriate final disposal commensurate with the nature of the waste material.

Oil Discharge Permits

Talisman (UK) submitted applications for oil discharge permits for each of its offshore platforms in 2005, consistent with requirements under the new UK Oil Pollution Prevention and Control Regulation. This new Regulation implements the UK government’s commitment under the Convention for the Protection of the Marine Environment of the North-East Atlantic to effect a 15% reduction in oil discharged to the North Sea from offshore oil and gas installations.

Drilling Waste Management

Continued improvements in drilling waste management processes and practices were effected across all Talisman operations in 2005. An internal drilling waste disposal auditing program was initiated within Talisman’s North American operations and will be continued through 2006. Talisman sump suitability assessment guidelines were developed for use in Western Canada and a waste management process review was completed to ensure compliance with the administrative requirements of Alberta Energy and Utilities Board Guides 50 and 58. Further to these initiatives, Talisman continued its focus on proper management of drilling wastes with the implementation of a treatment process for certain specialty water-based drilling wastes aimed at minimizing the volume of this material disposed into landfills.

Drilling operations in Trinidad employed environmental friendly synthetic oil-based drilling fluids, intended to aid in the treatment of associated drill cuttings through the use of bio-remediation technology. In Peru, non-operated drilling operations were audited in order to identify potential improvements to waste management. A number of recommendations designed to further encourage site reclamation were made and will be implemented in 2006.

IMPACT àUsing Plants to Clean Soil

OUTCOME àUsing its Turner Valley Battery 8 Facility as a test site, Talisman launched a three-year research study in 2005 that uses plants to remove hydrocarbons from contaminated soil.

Led by the University of Waterloo, Talisman’s Battery 8 serves as field study location for a Multi-Process Phytoremediation System (MPPS) for the removal of petroleum and other contaminants from soil.

“MPPS is a low-cost, technically feasible approach to improving soil driven by solar energy,” said Dr. Greenberg, professor, University of Waterloo. “We believe that plants provide sufficient biomass for remediation of the complicated mixtures of contaminates present in soil. MPPS speeds up the process, using plant growth promoting rhizobacteria to break down contaminants that are too toxic for plants and bacteria to remediate on their own.” So far, test plots at Talisman’s Turner Valley Battery 8 Facility show promising results, with a 35% reduction in total hydrocarbons in the test plots to a depth of 20 centimetres. More research is planned for the summer of 2006.

Consistent with recent obligations under the federal National Pollutant Release Inventory program, Talisman reported 2004 emissions of “criteria air contaminants” from 170 individual facilities in Canada.

Improving Waste Management in the North Sea

Waste segregation and recycling programs were implemented at the Gyda platform in Norway, the Claymore platform in the UK, and at Talisman House in Aberdeen. New environmental accounting systems were also introduced in the UK and Norway to improve the efficiency and accuracy of waste management, chemical use and emissions data management and reporting.

Reclamation and Remediation

Talisman works to ensure that land used by the Company for oil and gas development is restored to a productive state. This often involves consultation with landowners and other affected stakeholders. Talisman continues to assess and remediate soil and groundwater contamination associated with historic drilling and production operations, including voluntary reclamation of all our historic earthen flare pits in Western Canada. The Talisman-operated Diamond Valley Soil Treatment Facility treated and recycled approximately 11,560 tonnes of contaminated soil.

Well Abandonment

Ninety-two inactive wells were abandoned in Canada by Talisman in 2005. One inactive well was abandoned in the US by Fortuna. No inactive wells were abandoned in the North Sea by Talisman (UK). Talisman’s current gross producing well counts in North America and the North Sea are 10,657 and 578, respectively.

“More information and projects on renewable resources.” Alex Simoes, 2004 Corporate Responsibility Report feedback card

 EN3-EN4, EN8, EN17

Energy Efficiency and Emissions

Q àWHAT HAS TALISMAN DONE RECENTLY TO IMPROVE ITS UNDERSTANDING OF THE COMPANY’S GLOBAL EMISSIONS?

A àIn 2005, Talisman established systems to record and report carbon dioxide and methane emissions from its offshore drilling and production operations in Malaysia, consistent with new regulatory requirements that apply to all Production Sharing Contracts in the Malaysian offshore. It is expected that we will commence reporting this data in next year’s CR Report. In addition, we have taken steps to improve the accuracy of CO2 emissions data for our operations in North America and the UK.

Moving Forward on Climate Change

On April 13, 2005, the Government of Canada released “Moving Forward on Climate Change: A Plan for Honouring our Kyoto Commitment”. While lacking important implementation detail, this latest federal plan does confirm several important high-level policy matters relating to Large Final Emitters (LFE). The plan addresses targets in terms of emission intensity, honours the maximum 15% reduction in emission intensity, at a cost of not more than $15/tonne limits promised by the Government of Canada, and confirms investment in eligible research and development as a legitimate compliance option. The government expects to produce draft LFE regulations in 2006. Talisman will continue to work with the CAPP Climate Change Working Group to influence the design of emission reduction targets, implementation details and to refine corporate understanding of the associated financial and administrative impacts.

Canadian Industry Program for Energy Conservation

Talisman participated in the “Energy Innovators” program established under the Canadian Industry Program for Energy Conservation (CIPEC), a voluntary partnership between the Government of Canada and the oil and gas industry to improve Canada’s industrial energy efficiency. CIPEC brings together industry associations and companies that represent more than 95% of all industrial energy use in Canada. As part of Talisman’s involvement in CIPEC, energy efficiency audits targeting how Talisman equipment and processes affect energy consumption were conducted at several facilities in the Chauvin, Alberta area. Energy efficiency audits will be completed at other Talisman facilities in 2006.

CO2 Emissions in Malaysia and Vietnam

Typically, petroleum reservoirs throughout Asia have high CO2 content and venting or flaring is a common practice throughout Thailand, Malaysia, Indonesia, Vietnam and China. However, the fiscal and regulatory regimes throughout the region make no provision for CO2 reinjection. Talisman (Malaysia) and Talisman (Vietnam) hold a 41% working interest in the PM-3 CAA project offshore Malaysia and Vietnam, which is currently emitting approximately 1,300 tonnes per day of formation CO2. Malaysia and Vietnam are signatories to the Kyoto Protocol, but as Non-Annex I countries under the UN Framework Convention on Climate Change, Malaysia and Vietnam are not subject to any specific emission reduction targets, unlike Canada and the UK.

Although Talisman’s competitors in the region routinely flare and vent CO2, the Company is evaluating the potential for reinjecting CO2 at PM-3 CAA. Talisman has commissioned an independent study to determine whether CO2 reinjection at PM-3 CAA could qualify as a Kyoto Clean Development Mechanism (CDM) project, as well as to better understand the applicable CDM mechanisms and process. The results of this study will be available in 2006. Such a CDM project would require the agreement of the governments of Malaysia and Vietnam. CDM projects generate internationally recognized “certified emission reductions” that could be used by Talisman to retire future emission reduction obligations in the UK and Canada.

Talisman has not proceeded with this idea to date because there is significant regulatory uncertainty in Canada and the UK. The Company still has no clear idea of the size and cost of emission reductions that could be required during the first Kyoto compliance period (2008-2012). Requirements will become clearer as details of Phase Two of the EU Emission Trading System and the Canadian government’s proposed Large Final Emitter regulations are more fully developed.

IMPACT àBenchmarking Emissions and Energy Consumption Against Production in the UK

OUTCOME àProduction Carbon Intensity (PCI) and Production Energy Intensity (PEI) are indicators that benchmark emissions and energy consumption against oil and gas production. PCI and PEI are useful indicators of greenhouse gas emissions and energy efficiency and have been adopted as reporting standards by many companies, including Talisman. PCI and PEI do not, however, give full consideration to energy needs and emissions associated with handling increasing amounts of water that are typically produced with a maturing reservoir, as found in Talisman’s (UK) operations. By the very nature that a mature reservoir will produce more water per unit of production, the intensity-based PCI and PEI will constantly increase (degrade) over time in conjunction with increasing water-cut and decreasing hydrocarbon production, no matter how energy efficient the facility is at the equipment level. In the chart below, we have plotted PEI as well as energy use against total production. This chart demonstrates that PEI is increasing in conjunction with an increasing percentage of water in the total production, while total energy consumption is decreasing. Similar results can be seen when charting PCI, emissions and total production. Energy and emissions data are reported in the Health, Safety and Environmental Performance data table on page 40 of the Report.

EU Emission Trading Scheme

Talisman (UK) is an active participant in Phase One of the EU Emission Trading Scheme, which commenced January 1, 2005. Combustion-related CO2 emitted from Talisman (UK)’s platforms and terminals has been quantified and external verification is underway according to established rules. Talisman (UK) expects to have sufficient allowances to cover its obligations and will not have to purchase additional allowances in the market. Talisman (UK) also continues to participate in the voluntary flare transfer scheme initiated in 2001 as part of an industry-wide effort to reduce flaring-related emissions in the North Sea.

Beatrice Wind Farm

Demonstrator Project

Significant progress was made in support of Talisman (UK)’s proposed $58-million deepwater wind farm demonstrator project adjacent to its Beatrice platform, 25 kilometres off the east coast of Scotland. Fabrication of the two 5 megawatts (MW) RePower turbines was initiated and Talisman (UK) expects to install two demonstrator units in the third quarter of 2006. This project recently won the Green Energy Award from industry trade body Scottish Renewables.

Talisman (UK) believes that the existing infrastructure at Beatrice offers a unique opportunity to test the feasibility of deepwater wind farms while optimizing the value of our existing facilities. Talisman (UK) hopes to show that it is possible to transfer complementary oil and gas skills into the offshore renewable energy business, providing additional opportunities for investment and employment in the North Sea.

Initially, the two demonstrator units will provide electric power via subsea cable to the Beatrice platform. If approved, the project will run for a period of five years and provide a better understanding of the overall impact of deepwater wind farms and explore the cost effectiveness of deepwater sites. During the five-year trial, Talisman (UK) will collect performance data, look for ways to reduce costs and develop operating procedures.

If the project is successful, Talisman (UK) will consider the construction of a full-scale offshore wind farm including, the buildup of up to 200 turbines linked to the Beatrice platform. A commercial venture could generate almost 20% of Scotland’s current electricity demand (enough energy to power a million average UK homes) while extending the life of the Beatrice facility.

Talisman UK’s Wind Farm demonstrator project has received funding from the Scottish Executive, the UK Department of Trade and Industry, the European Commission and Talisman (UK)’s co-venturer. More information, including the full EIA, can be seen at: www.beatricewind.co.uk

“The Beatrice demonstrator project combines wind generation technology with offshore oilfield development and project management skills which are clearly transferable to the renewables sector.”

Scottish Enterprise

ECONOMIC PERFORMANCE

improving

transparency

2005 KEY OUTCOMES

p19 Established an accounting and auditing complaints procedure and hotline to provide employees with a vehicle to report questionable accounting and auditing practices.

p34 Generated $4,672 billion in cash flow.

p36 Became the first Canadian company to officially support the Extractive Industries Transparency Initiative (EITI).

p36 Provided 2,615 billion in royalties and taxes to host governments.

p41 Produced 470 mboe/d.

2006 PLANS

• Boost exploration and development expenditures by 38% to $4.4 billion.

• Expect to average between 515,000 to 545,000 boe/d.

• Intend to divest of about 10,000 to 15,000 boe/d of production from non-coreassets in Western Canada and the North Sea.

• Project cash provided by operating activities to be $5.2 to $5.6 billion.

• Drill 685 gross wells in North America with large programs in the Alberta Foothills, Bigstone/Wild River, Edson, Deep Basin, Appalachia and Monkman areas.

Financial and Operating Statistics

Talisman Generated $4,672 Million in Cash Flow in 2005

Cash flow totalled $4,672 million in 2005 ($12.69/share) versus $2,916 million ($7.61/share) a year earlier. Gross sales were $9,554 million, up $2.7 billion compared to 2004 on higher volumes and prices and decreased hedging losses. Higher sales revenues were partially offset by a stronger Canadian dollar, higher royalties, operating costs and current taxes. Cash flow is a non-GAAP measure. Please refer to the advisories on the inside back cover. Net income for 2005 was $1,561 million ($4.24/share), compared to $654 million ($1.71/share) in 2004. Talisman also calculates net income in accordance with US GAAP. On this basis, net income was $1,496 million in 2005 ($4.07/share) compared to $694 million ($1.81/share) in 2004.

Earnings from Operations up 169%

Talisman’s earnings from operations in 2005 were $2,058 million ($5.59/share) compared to $764 million ($1.99/share) the previous year. Earnings from operations are calculated to help investors understand the Company’s core operating performance on a consistent, comparable basis.

Earnings from operations in 2005 were up, due largely to higher volumes and prices and decreased dry hole expenses. Offsetting this was the stronger Canadian dollar and increases in royalties, operating expenses, depreciation, depletion, amortization expense and higher taxes. Earnings from operations is a non-GAAP measure. A reconciliation to net income has been provided in the advisories at the back of this Report.

Liquidity and Capital Resources

Talisman’s long-term debt at year-end was $4.3 billion, up from a total of $2.5 billion at the end of 2004. The Company generated $4.9 billion of cash from operating activities and spent $3.2 billion on exploration and development while spending $3.1 billion on acquisitions, paid dividends of $125 million and repurchased nine million common shares for $355 million. At year-end, the Company had $1,345 million of available bank lines of credit.

Additional financial information can be found in Talisman’s 2005 Annual Report Financial Review, available on our website or by contacting the Company.

Competitive Conditions

The oil and gas industry, both within Canada and internationally, is highly competitive in all aspects of the business, including the acquisition of properties, the exploration for and development of new sources of supply and the marketing of current production. With respect to the exploration, development and marketing of oil and natural gas, the Company’s competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators, and national oil companies.

“There has been growing recognition that the way to improve the responsible use of these revenues is to increase the accountability of governments and companies. This has resulted in initiatives such as the Publish What You Pay campaign(3) and the Extractive Industries Transparency Initiative.” Save the Children UK

(3) The Publish What You Pay Coalition calls for disclosure of payments to, and transactions with, governments by multinational natural resource companies, their subsidiaries and business partners. Additional information regarding the Publish What You Pay Coalition can be found online at www.publishwhatyoupay.org.

 EC1-EC3, EC5, EC8, EC13

In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

Risk

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas, including uncertainty of reserves estimates, ability to find, develop or acquire reserves, political risks, operational hazards and responsibilities, volatility of oil and natural gas prices, litigation, environmental risks, dependence on other operators, differences in ownership interests in foreign operations and competition and exchange rate fluctuations to name a few. For more information, see Talisman’s Annual Information Form and the advisories at the end of this Report.

Our Strategy

Talisman’s international and frontier strategy concentrates on opportunities in sedimentary basins that have a proved hydrocarbon system and significant reserves and production potential. Talisman has developed its international business through exploration, development drilling and corporate and property acquisitions. Looking ahead, our strategy is to expand activity in core producing areas and to add new ventures where appropriate. The Company also actively investigates new ventures outside core producing areas. Talisman also has extensive expertise in reservoir engineering (maximizing recovery from mature fields) and drilling technology (deep horizontal wells, extendedreach drilling) to ensure optimum recovery rates and safe, efficient, low cost drilling operations.

STAKEHOLDER BENEFITS	2005	2004	2003

TSX share price as of December 31	61.60	32.35	24.51	(4)
NYSE share price as of December 31	52.88	26.96	18.87	(4)
Market capitalization (on TSX in millions C$) as of December 31	22,562	12,137	9,412
Exploration and development expenditures	3,179	2,538	2,180
Total remuneration to employees	408	313	249
Corporate community contributions	5	4	5
Dividend paid on common shares	125	114	90
Fiscal contributions to host governments	2,615	1,590	1,106

(4) Post-split adjusted.

Transparency

One of the most difficult issues facing global companies is stakeholder concern about how the tax revenues and royalties they generate are used by host governments. Although there have been increasing demands by NGOs and the public, clearly no corporation has control over the actions of sovereign states. Nonetheless, Talisman believes the use of natural resource wealth should provide the basis for sustainable economic growth and development.

Talisman has been at the forefront of economic transparency since the release of our first Corporate Responsibility Report for the year ended December 31, 2000. Our reporting has steadily evolved from single-country disclosure to our current practice of providing a complete breakdown of fiscal contributions (royalties, taxes and material payments) to host governments wherever we operate. We believed then, as we do now, that an important first step in establishing greater economic transparency can be achieved through the public disclosure of revenue payments to host governments.

FISCAL CONTRIBUTIONS TO HOST GOVERNMENTS (millions of Canadian dollars)

	Royalties (1)			Taxes (2)			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003

Canada (3)	680	499	505	48	28	18	728	527	523
US (3)	4	1	1	47	15	3	51	16	4
North America	684	500	506	95	43	21	779	543	527
United Kingdom (3)	—	—	—	437	348	167	437	348	167
Norway	—	—	—	236	14	(6)	236	14	(6)
Netherlands	—	—	—	22	18	7	22	18	7
North Sea	—	—	—	695	380	168	695	380	168
Indonesia	254	205	113	156	92	83	410	297	196
Australia	—	—	—	—	—	—	—	—	—
Malaysia (4)	293	183	40	141	47	1	434	230	41
Vietnam (4)	6	3	3	7	5	3	13	8	6
Southeast Asia	553	391	156	304	144	87	857	535	243
Algeria	135	97	46	47	33	—	182	130	46
Tunisia	—	—	—	—	—	—	—	—	—
North Africa	135	97	46	47	33	—	182	130	46
Sudan	—	—	97	—	—	17	—	—	114
Trinidad and Tobago	35	—	—	64	—	—	99	—	—
Columbia	—	—	—	—	—	—	—	—	—
Qatar	—	—	—	—	—	—	—	—	—
Peru	—	—	—	—	—	—	—	—	—
Other (5)	—	—	—	3	2	8	3	2	8
Rest of the world	—	—	—	3	2	8	3	2	8
Total Company	1,407	988	805	1,208	602	301	2,615	1,590	1,106

(1)          Royalties represent cash payments and in certain foreign operations the entitlement of the respective governments to a portion of Talisman’s share of production.

(2)          Taxes represent current tax expense and current production taxes.

(3)          Talisman paid freehold and gross overriding royalties of $188 million (2004 - $136 million; 2003 - $89 million) in North America and the UK.

(4)          Royalties and taxes paid to the Government of Malaysia include the Government of Vietnam’s share of the PM-3 CAA royalties and taxes.

(5)          The majority of the 2005 taxes in other represent Barbados taxes, (2004 and 2003 represent Swedish taxes). For additional information see Note 1(g) (l) and 15 to Talisman Energy Inc’s Consolidated Financial Statements for the year ended December 31, 2005.

Talisman Commits to Extractive Industries Transparency Initiative (5)

On August 22, 2005, Talisman’s President and CEO, James W. Buckee, officially confirmed Talisman’s commitment to the principles of the Extractive Industries Transparency Initiative (EITI), a global multi-stakeholder initiative of developing country governments, donors, companies, investors, civil society organizations and international financial institutions seeking to increase transparency in the extractives sector in developing countries. Talisman is currently the only Canadian company to have committed to the EITI.

The EITI London Conference 2005 established an International Advisory Group (IAG) to guide the International EITI Secretariat in defining and refining proposals on the future of the EITI. The IAG consists of senior representatives from countries implementing EITI, companies, NGOs and donors. The two energy companies in the IAG have established an informal working group consisting of representatives from each of the 13 energy companies participating in EITI, including Talisman.

Talisman’s Transparency Efforts Recognized

In March 2005, Save the Children UK released a report entitled: “Measuring revenue transparency: company performance in the oil and gas industries” that compared the revenue transparency efforts of 25 oil and gas companies from around the world, including Talisman. Based on Talisman’s efforts to disclose all taxes, royalties and material payments to host governments in its Corporate Responsibility Reports, Save the Children UK concluded that Talisman “clearly leads the field in overall transparency”, placing first in overall transparency. Visit www.savethechildren.org.uk to view the report.

(5)   The EITI was launched by UK’s Prime Minister Tony Blair at the World Summit on Sustainable Development in Johannesburg, South Africa, September 2002. For more information, visit www.eitransparency.org.

Independent Reviewer’s Report

TO: THE BOARD OF DIRECTORS AND MANAGEMENT OF TALISMAN ENERGY INC.

We have been asked to review selected quantitative performance indicators presented in Talisman’s Corporate Responsibility Report (the Report) for the year ended December 31, 2005. Talisman management is responsible for collection and presentation of the indicators and information within the Report. Our responsibility is to express a conclusion as to whether anything has come to our attention to suggest that the selected performance indicators are not presented fairly in accordance with the relevant criteria.

Scope

The information selected for review in 2005 included quantitative indicators relating to community investments; community relations; health, safety and environment; employee relations; and other areas in the Performance Data Summary noted in bold on pages 39-41. The performance indicators were selected by Talisman primarily on the basis of perceived external stakeholder interest. We did not review the narrative sections of the Report, except where they incorporated the selected quantitative performance indicators.

The “Economic Performance Data” contains financial performance information extracted from Talisman’s 2005 financial statements, along with selected corporate responsibility expenditures that are within scope of this review. We did not review financial performance information taken from Talisman’s financial statements, which are audited by Ernst & Young LLP.

Methodology

Our review was completed in accordance with the International Standard on Assurance Engagements (ISAE) 3000, developed by the International Federation of Accountants. As such, we planned and performed our work in order to provide limited, rather than absolute, assurance with respect to the selected quantitative information that we reviewed. Our review criteria were based on Global Reporting Initiative (GRI) Sustainability Reporting Guidelines (2002 version), relevant regulations, Talisman management definitions, and accepted industry standards. Our procedures included obtaining, examining and evaluating evidence relating to the selected indicators. Our process is further described in the sidebar on this page. We believe our work provides a reasonable basis for our conclusion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the selected quantitative information presented in bold on pages 39-41 of this Report is not presented fairly in accordance with the relevant criteria.

PricewaterhouseCoopers LLP
Calgary, Alberta, Canada
March 13, 2006

Description of Our Review Process

Talisman Energy Inc. asked us to review management’s assertions regarding the Company’s corporate responsibility performance and to provide a report setting out our conclusions. Our review work was carried out at Talisman’s offices in Calgary, Canada and Aberdeen, Scotland. Our review team comprised individuals with backgrounds and experience in environment, health and safety, social, economic and financial assurance. In total, our review required approximately 550 hours of professional time.

During our review, we obtained, examined and evaluated evidence using a variety of procedures, including:

• Interviewing relevant Talisman management and staff;

• Obtaining an understanding of the management systems, processes and controls used to generate, aggregate and report the data at Talisman’s regional operations and head office;

• Examining relevant internally and externally generated documents and records, including correspondence with external parties;

• Comparing the Company assertions to publicly available third party information;

• Testing and recalculating performance data on a sample basis; and

• Assessing the information for consistency with our knowledge of Talisman’s overall operations.

We focused our review mainly on information relating to the Company’s Canadian and UK operations, which together represent approximately 70% of Talisman’s worldwide production in 2005. With the exception of the UK operations, we did not visit Talisman’s international locations. Information relating to these other operations was collated and reviewed at the Calgary head office.

PricewaterhouseCoopers’ Observations

In addition to providing a conclusion on the selected key performance indicators noted on pages 39-41 in bold, we also asked PwC to provide us with feedback on areas of strength and opportunities for improvement in our corporate responsibility performance monitoring and reporting processes. Illustrative examples of PwC’s feedback are presented at right.

PwC informed Talisman that the identified opportunities for improvement result in inefficiencies in both the consolidation and review of the performance indicators, but are not believed to have a material effect on the reported performance data.

AREAS OF STRENGTH

• Advancements have been made in information management systems used for generating, compiling and reporting environmental data within the Canadian and UK operations, in particular the greenhouse gas emissions data.

• Advancements have been made Company-wide in information management systems used for managing and reporting workforce practices data.

OPPORTUNITIES FOR IMPROVEMENT

• The level of internal data review prior to submission to corporate head office varies across the operating regions. Ensuring thorough checks of data at the regional level would reduce the risk of errors and omissions in data provided to head office.

• Gaps remain in the availability of data across the different regional operations for certain performance indicators. Addressing these gaps would allow the Company to aggregate its global performance and measure improvements year-over-year for these indicators.

Social Performance Data

KPI	Page ref.	GRI	Country	2005	2004	2003	Footnote

WORKFORCE PRACTICES
Number of full-time equivalent permanent employees		LA1	Canada US Netherlands Norway UK Indonesia Malaysia/Vietnam Algeria Trinidad and Tobago Qatar Other	1,508 34 4 104 275 36 171 0 4 1 1	1,386 21 3 81 204 38 130 1 5 1 0	1,301 11 3 76 194 48 120 1 1 1 2	Excludes contract and temporary staff. As of December 31, 2005. Includes Paladin Resources plc employees.
			Total	2,138	1,870	1,758

Number of full-time equivalent positions added		LA2	Canada US UK Norway Indonesia Malaysia/Vietnam Algeria Trinidad and Tobago Other	120 27 21 11 -7 12 0 0 -3	104 9 6 — — 57 — 3 —	— — — — — — — — —	Negative values reflect the elimination of unfilled positions from previously planned workforce. 2003 data reported regionally.
			Total	181	179	275

Voluntary turnover rate	4	LA2	Global	4	4	4	Percentage. Calculation includes Paladin Resources plc employees.
New graduates hired			Canada UK Malaysia	21 2 4	20 1 —	18 3 —
			Total	27	21	21

Number of co-operative education and summer students hired	21		Canada US UK Norway Malaysia Trinidad and Tobago	111 1 18 2 2 2	102 6 1 — —	125 3 — — —
			Total	136	109	128

Temporary employees or contractors		LA1	Global	1,680	1,383	670

Number of employees in flexible work arrangements			Global	100	83	80	Includes tele-working and part-time employees.

DIVERSITY
Number of employees		LA3	Canada	25	23	23	In Canada, 25 employees are represented by the
represented by independent			Norway	58	60	—	Communications, Energy and Paperworkers of
trade union organizations			Total	83	83	23	Canada, Local 686-B. In Norway, 43 employees
							are represented by the Federation of Oilworkers
							Trade union, 9 employees are represented by the Norwegian Oil and Petrochemical Trade Union
							and 6 employees are represented by the
							Norwegian Team Leaders Federations.

Number of employees participating in Aboriginal cross-cultural awareness courses	18	HR8	Canada	58	33	42

Number of Aboriginal work experience terms			Canada	2	1	2

Composition of executive management and corporate governance bodies	2	LA11	Global	10M 1F 7M 1F	8M 1F 7M 1F	8M 1F 7M 1F	M-Male F-Female. Board of Directors. Executive Committee.

TRAINING AND DEVELOPMENT
Dollars spent on technical and personal development training		LA9	Global	3.9	3.2	—	Million $. Includes educational assistance, personal development and technical training costs but not employee time. Technical training may include contract staff in some locations.

Number of employees registered in personal development programs	22	LA17	Canada US UK Indonesia Malaysia	400 13 151 0 31	185 97 17 28	— — — — —
			Total	595	327	—

Number of employees receiving support through educational	22	LA17	Canada UK	66 1	71 12	— —	Includes some employees enrolled in formalized degree programs.
assistance program			Total	67	83

Number of employees using fitness subsidy		LA12	Canada UK Norway Malaysia	485 81 31 28	445 68 23 15	— — — —
			Total	625	551	—

ETHICAL BUSINESS CONDUCT
Number of certificates of compliance with PBCE received	7	HR8	North America North Sea Southeast Asia Rest of world	2,390 725 569 35	2,154 654 — 326	2,044 596 — 254	Includes permanent and contract employees.
			Total	3,719	3,134	2,894

Potential exceptions to PBCE	7		Global	16	14	11

Number of employees who completed Ethics Awareness Training	19		Global	2,484	—	—	Company-wide Ethics Awareness Training program launched in 2005. Includes permanent, temporary and contract employees.

COMMUNITY RELATIONS
Number of public open house consultations	12		Canada US	20 9	26 —	18 —	Includes open houses, Aboriginal career fairs, stay-in-school celebrations and community
			Total	29	26	18	appreciation events.

PricewaterhouseCoopers LLP has reviewed the data on pages 39-41 noted in bold font. See page 37 for more information.

Health, Safety and Environment Performance Data*

KPI	Page ref.	GRI	Country	2005	2004	2003	Footnote

ENERGY
Direct energy use	31-32	EN3	Canada UK Norway	21,141,000 30,053,000 2,382,000	20,891,000 30,429,000 1,535,000	21,602,000 30,751,000 547,000	Gigajoules. Total energy use at operated facilities including fuel combustion, flaring and electrical power purchases.

Production energy intensity	31-32	EN3	Canada UK Norway	0.210 0.562 0.185	0.208 0.489 0.401	0.214 0.461 0.387	Gigajoules/boe.

EMISSIONS
CO2 equivalent emissions	31-32	EN8	Canada	2,479,000	2,529,000	2,541,000	Tonnes. CO2 equivalent emissions include
			UK Norway	1,862,000 139,000	1,876,000 86,000	1,903,000 31,000

combustion and non combustion sources; numbers may vary from those reported to regional authorities due to differences in reporting criteria. UK values for 2003 and 2004 have been restated to reflect change in methodology.

Production carbon intensity	31-32	EN8	Canada UK Norway	0.025 0.035 0.011	0.025 0.030 0.023	0.025 0.029 0.022	Tonnes CO2E emissions/boe.

WATER
Licensed fresh water diversion	26-28	EN5,21,22	Canada	1,119,000	1,145,000	—	Cubic metres.

WASTE MANAGEMENT
AND SITE RESTORATION
Waste intensity	29-30	EN11	Alberta, Canada	42.6	43.1	54.1	Tonnes/mmboe. Excludes drilling and
			UK	78.8	93.2	51.7	remediation wastes and bulk liquids.
			Norway	36.4	52.0	48.6

Waste recycle	29-30	EN11	UK	36	23	39	Percentage.
			Norway	65	78	63

Oil content of produced water	29-30	EN12	UK	25.0	21.7	20.4	mg/L.
discharged to sea			Norway	11.3	11.7	17.5
			Malaysia	19.2	16.1	23.8

Reclamation and	30	EN23	Canada	19	16	14	Million dollars.
remediation expenditures

Well abandonment	30		Canada	92	150	170	Well abandonment refers to downhole closure of
			US	1	0	0	wells.
			UK	0	5	6
			Norway	0	0	0

Soil treated and recycled	30		Alberta, Canada	11,560	14,969	9,979	Tonnes.
at Diamond Valley soil
treatment facility

LAND USE
Total amount of land		EN23	North America	7,362	7,315	6,988	Thousands of acres net. See Annual Information
owned, leased or managed			North Sea	3,780	2,367	1,176	Form (AIF) pages 10-26 for more information.
			Southeast Asia				Other acreage is undeveloped, see page 26 of
			and Australia	4,307	3,813	2,365	AIF.
			North Africa	85	268	268
			Trinidad and Tobago	136	130	136
			Other	5,774	2,676	1,578
			Total	21,144	16,569	12,511

MAJOR INCIDENTS
Major incidents	24	EN16	Global	0	0	—
of non-compliance

SPILLS
Spill frequency	28	EN13	Canada	3.35	3.02	2.56	Number of spills/mmboe.
			US	0.02	0.03	0.02
			UK	0.37	0.43	0.48
			Norway	0.08	1.05	0
			Malaysia	0	0	0.36

Average spill size	28	EN13	Canada	3.5	3.5	5.1	Cubic metres.
			US	0.8	0.01	0
			UK	0.6	0.4	1.2
			Norway	0.2	0.4	0
			Malaysia	0	0	31.8

OCCUPATIONAL
HEALTH & SAFETY
Lost-time injury frequency	25	LA7	Global	0.69	0.36	0.51	Global aggregate: number of lost-time injuries per 200,000 exposure hours. Includes certain
							contractors in the UK, Malaysia and Indonesia.
							The increase in 2005 was primarily due to an
							unusually high number of low-severity soft tissue
							injuries in North America.

Fatalities and life-threatening	25	LA7		0	0	2	Includes contractors. Refer to page 28 of 2003 CR
occupational injuries							Report for more information on 2003 incidents.

* Base data used to calculate all Spills, Energy and Emissions KPIs include both measured and production-based estimated values.

“This is by far the best year-end company report I have received and read this past year. As a stakeholder of similar companies, I liked your presentation and disclosure the best.” Edward Hood, 2004 Report feedback card

GRI Reference Indicators

GRI	Talisman Comments	Description

1.1	Annual Report page 2	Description of vision and strategy

1.2	Pages 3-6	CEO statement

2.1, 2.9, 2.11-2.13, 2.15, 3.9	Inside cover	Name of reporting organization. List of key stakeholders. Reporting period. Date of most previous report. Boundaries of report. Basis for reporting on joint ventures and subsidiaries.
Identification and selection of major stakeholders.

2.2-2.8, 2.14, 3.18, EC2	Annual Information Form (AIF) pages 4-25.

Major services. Operational structure. Major divisions, subsidiaries, joint ventures. Countries of operation. Nature of ownership. Nature of markets served. Scale of operation. Significant changes to business. Major decisions during reporting period pertaining to location/changes in operations.

2.10, 2.22	Back cover	Contact person. Means by which report users can obtain additional information.

2.16, 2.18, 2.19	Pages 39-41	Explanations for restated information from previous reports. Criteria/definitions used in accounting for economic, environmental and social costs/benefits. Significant changes in measurement methods.

2.17	Page 6	Decisions to apply or not apply GRI principles.

2.20, 2.21	Page 37	Policies and internal practices to provide assurance about accuracy, completeness and reliability of information. Policy and current practice for independent assurance for full report.

3.1-3.4, 3.8, LA11	AIF pages 49-53

Governance structure. Percentage of the Board of Directors that are independent, non-executive directors. Processes for determining required expertise of Board members. Board-level processes for managing environmental, economic and social risks. Mechanisms for shareholders to provide direction to Board. Composition of senior management and corporate governance bodies.

3.5-3.7, LA4	Page 7

Linkage between executive compensation and achievement of organizational goals. Organizational structure and key individuals responsible for oversight, implementation and audit of environmental, economic and social policies. Mission and value statements, codes of conduct, policies relevant to economic, environmental and social performance. Policies/ procedures.

3.10-3.12	Pages 12-13	Approaches to stakeholder consultation. Type of information generated by stakeholder consultation. Use of information resulting from stakeholder engagements.

3.13, EN27		Use of precautionary principle. Programs/targets for protecting/ restoring native ecosystems.

3.14	Pages 8,10	Use of externally developed voluntary charters or principles.

3.15	Pages 8,10, 36	Key memberships in industry associations and advocacy organizations.

3.16	Page 7	Policies and systems for managing upstream/downstream impacts.

3.17	Pages 3-6	Approach to managing indirect economic, environmental, social impacts from activities.

3.19	Pages 7-36	Programs and procedures pertaining to economic, environmental and social performance.

3.20, EC4, EC9, EC11, EC12, EN1, EN2, EN4, EN9, EN10, EN18, EN19, EN24, EN26, EN28, EN30, EN31, EN33, EN34, LA14, HR9, HR10, SO4	Data not available due to lack of data systems to generate the required information. Talisman will consider these indicators for potential inclusion in future Reports.

Status of certification of management systems. Percentage of contracts paid in accordance with agreed terms. Subsidies received. Supplies by organization and country. Total spent on non-core business infrastructure. Total materials used other than water. Percentage of materials used that are wastes from external sources. Indirect energy use. Ozone-depleting substances. NOx, SOx and other air emissions. Energy consumption footprint of major products. Other indirect energy use/implications. Amount of impermeable surface as percentage of land purchased/leased. Changes to natural habitats from activities; percentage of habitat protected/restored. Number of IUCN Red List species with habitats in areas affected by operations. Other indirect GHG emissions. Hazardous wastes. Performance of suppliers. Environmental impacts of transportation used. Compliance with ILO Guidelines for Occupational Health Management Systems. Appeal practices related to human rights. Employee grievance systems. Awards for social, ethical and environmental performance.

EC1	Page 34	Net sales

EC3, EC5, EC10, HR14	Page 41	Cost of goods, materials and services purchased. Total payroll and benefits. Donations to community. Share of operating revenues redistributed to local communities.

EC6, EC13	Page 35	Distributions to providers of capital. Indirect economic impacts.

EC7	Page 34	Annual Report Increase/decrease in earnings.

EC8	Page 36	Taxes paid to governments.

EN3, EN5, EN21,	Page 40	Direct energy use. Total water use. Annual
EN22, EN23, EN6, EN8, EN11, EN12, EN13, EN35, LA7

withdrawals of ground and surface water. Recycling/reuse. Total amount of land owned, leased or managed for production activities/exact time use. Land owned, leased, managed. GHG emissions. Waste. Key discharges to water. Significant spills. Environmental expenditures. Safety statistics.

EN17	Page 32	Use of renewable energy; energy efficiency initiatives.

EN20, EN7,	Pages 26-28	Water sources/ecosystems affected by use. Major
EN25, EN29, EN16

impacts on biodiversity. Impacts of activities/operations on protected/sensitive areas. Business units operating or planning operations in or near protected/sensitive areas. Incidents/fines for non-compliance.

EN32	Page 29	Water sources/ecosystems affected by discharges of water and runoff.

EN14, EN15, SO6, SO7, PR1-11, LA13	Indicators determined not relevant to the reporting organization due to the nature of the business. For a description of the Company and its operations, see pages 4-25 of Talisman’s AIF.

Significant impacts of principal products and services. Percentage of weight of products sold reclaimable. Court decisions relating to anti-trust regulations. Policies and procedures for managing anti-competitive behaviour. Policies for customer health and safety during use of products and services. Policies and procedures for product information and labeling. Policies and procedures for consumer privacy. Non-compliance with regulations for customer health and safety. Number of complaints related to health and safety of products. Voluntary code compliance. Non-compliance with regulations for production information and labeling. Policies and procedures related to customer satisfaction. Policies and procedures for adherence to advertising standards and codes. Breaches with advertising and marketing regulation. Complaints concerning breaches of consumer privacy. Formal worker representation in decision-making or management.

LA1, LA2, LA12, LA3, LA9, LA16	Page 39

Breakdown of workforce. Net employment creation, average turnover.  Employee benefits. Number of employees represented by unions. Dollars invested in training. Programs to support continued employability.

LA5	Page 25	Practices on recording and notification of occupational incidents

LA6	There are currently no joint health and safety committees.	Formal joint health and safety committees.

LA8	Currently no policies.	Policies or programs on HIV/AIDS.

LA17, LA10, HR4, HR5, HR6, HR7	Pages 21-22

Programs for skills management and lifelong learning. Equal opportunity policies/programs. Policies and procedures to prevent all forms of discrimination. Policies for freedom of association and collective bargaining. Policies to address child labour. Policies to prevent forced and compulsory labour.

HR1	Pages 7-8	Policies, guidelines and procedures.

HR2, HR3,	Pages 10-11	Consideration of human rights impacts as part of
HR8, HR11

investment and procurement decisions. Policies and procedures to evaluate human rights performance of suppliers and contractors. Employee training on human rights policies and practices. Human rights training for security personnel.

HR12, HR13, SO1	Pages 12-18	Policies and procedures to address the needs of indigenous peoples. Jointly managed community grievance mechanisms. Policies, procedures and programs to manage impacts on communities.

SO2, SO3, SO5	Pages 19-20	Policies and procedures for bribery and corruption. Policies and procedures for managing political lobbying and contributions. Amount of money paid to political parties and institutions.

Advisory – Forward-looking Statements

This Corporate Responsibility Report contains statements that constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements are included throughout this Corporate Responsibility Report, including among other places, under the headings “Discussion with James Buckee”, “Social Performance”, Protecting Environments”, and “Improving Transparency”. These statements include, among others, statements regarding:

• plans for social and community development programs, including anticipated amounts of contributions;

• anticipated research, regulatory compliance and assessment programs related to health, safety and the environment;

• estimates of production and operations or financial performance;

• business plans for drilling, exploration and development;

• the estimated amounts and timing of capital expenditures;

• anticipated cash flow;

• business strategy and plans or budgets;

• timing and the anticipated amount of electricity generated from the Beatrice wind farm project;

• the merits or anticipated outcome of pending litigation; and

• other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this Corporate Responsibility Report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this Corporate Responsibility Report. Statements which discuss business plans for drilling, exploration and development in 2006 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this Corporate Responsibility Report, Talisman assumed a US$57/bbl West Texas Intermediate oil price, a US$9.00/mmbtu New York Mercantile Exchange natural gas price, a US$/Canadian$ exchange rate of $0.84 and a Canadian$/British£ rate of 2.10. This Corporate Responsibility Report also discusses anticipated cash flow. The material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; anticipated cash payments made by the Company upon surrender of outstanding stock options using the cash payment feature, which in turn is dependent on the trading level of the Company’s common shares and the number of stock options surrendered or exercised; and the anticipated amount of cash income tax and petroleum revenue tax. Forecasted production volumes are based on the mid-point of the estimated production range. Statements regarding estimated future production and production growth, as well as estimated financial results which are derived from or depend upon future production estimates (such as cash flow) do not reflect the impact of any potential asset acquisitions or dispositions. The completion of any contemplated asset dispositions is contingent on various factors including favorable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions. The amount of taxes and cash payments made upon surrender of existing stock options is inherently difficult to predict.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

• the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

• risks and uncertainties involving geology of oil and gas deposits;

• the uncertainty of reserves estimates and reserves life;

• the uncertainty of estimates and projections relating to production, costs and expenses;

• potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

• fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

• the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;

• the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;

• health, safety and environmental risks;

• uncertainties as to the availability and cost of financing and changes in capital markets;

• uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

• risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

• changes in general economic and business conditions;

• the effect of acts of, or actions against, international terrorism;

• the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

• results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and

• the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Advisory – Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the US Securities and Exchange Commission. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s Annual Information Form. The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this Corporate Responsibility Report reflects Talisman’s estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this Corporate Responsibility Report.

Throughout this Corporate Responsibility Report, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead. Talisman also makes references to production volumes throughout this Corporate Responsibility Report. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.

Advisory – Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US.

Advisory – Non-GAAP Financial Measures

Included in this Corporate Responsibility Report are references to financial measures commonly used in the oil and gas industry such as cash flow and earnings from operations. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently these are referred to as non-GAAP measures. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and with peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows.

($ millions) year ended December 31	2005	2004
		(restated)

Cash provided by operating activities	4,871	3,119

Changes in non-cash working capital	(199)	(203)

Cash flow	4,672	2,916

Earnings from operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by Generally Accepted Accounting Principles in either Canada or the United States. Consequently it is referred to as a non-GAAP measure. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Our reported results of cash flow and earnings from operations may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income to earnings from operations follows.

($ millions, except per share amounts)
year ended December 31	2005	2004

Net income	1,561	654
Stock-based compensation (1),(2)	446	119
Tax effects of unrealized foreign exchange gains on foreign denominated debt (2)	49	37
Tax rate reductions and other (2)	2	(46)
Earnings from operations (3)	2,058	764
Per share (3)	5.59	1.99

(1)   Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units at December 31, 2005 which was first expensed during the second quarter of 2003. The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.

(2)   Tax adjustments include the impact of Canadian corporate tax rate reductions in 2004, as well as future taxes relating in part to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign denominated debt and insurance expenses.

(3)   This is a non-GAAP measure.

Economic Performance Data*  (millions of Canadian dollars unless otherwise stated)

KPI	Page ref.	GRI	Country	2005	2004	2003	Footnote

FINANCIAL PERFORMANCE
Production	41		Canada	191.3	190.1	193.5	(mboe/d).
			US	17.4	14.8	10.0
			UK	136.0	131.7	126.7
			Norway	13.4	6.4	2.8
			Netherlands	3.3	2.7	1.8
			Indonesia	36.3	36.7	34.4
			Australia	0.7	—	—
			Malaysia	43.8	40.2	9.0
			Vietnam	2.0	2.0	0.5
			Sudan	—	—	13.0
			Algeria	15.3	13.5	6.6
			Tunisia	0.1	—	—
			Trinidad and Tobago	10.1	—	—

			Total	469.7	438.1	398.3

Gross sales revenue	34	EC1	Canada	3,730	2,851	2,688	Gross sales revenue from oil, natural gas and
			US	399	264	177	natural gas liquids before hedging and royalties.
			UK	2,662	2,241	1,769
			Norway	606	110	37
			Netherlands	52	34	23
			Indonesia	661	551	467
			Malaysia	833	434	132
			Vietnam	33	135	14
			Sudan	—	—	209
			Trinidad and Tobago	229	—	—
			Algeria	347	254	94
			Tunisia	2	—	—

			Total	9,554	6,874	5,610

INDIRECT ECONOMIC IMPACTS
Dividend paid on common shares	34-35	EC13	Global	125	114	90

Exploration and	34-35	EC13	Canada	1,501	1,317	1,047	The majority of E&D expenditures in Other
development expenditures			US	158	198	86	relates to unallocated head office exploration
			UK	848	502	481	costs.
			Norway	167	4	12
			Netherlands	17	1	3
			Indonesia	56	23	26
			Australia	2	—	—
			Malaysia	220	214	275
			Vietnam	27	18	15
			Algeria	26	8	34
			Tunisia	1	—	—
			Trinidad and Tobago	72	191	130
			Colombia	24	17	21
			Peru	20	13	—
			Sudan	—	—	2
			Qatar	14	11	4
			Other	26	21	44

			Total	3,179	2,538	2,180

Employee remuneration	41	EC5	Canada	325	240	187	Expatriate remuneration is included in the home
			US	5	3	1	country totals. Malaysia/Vietnam data has been
			UK	53	44	40	restated for 2004 to reflect the exclusion of
			Norway	12	13	4	contractors. Totals have been rounded.
			Netherlands	0.6	0.4	0.5
			Indonesia	0.6	1	2
			Malaysia/Vietnam	12	12	14

			Total	408	313	249

FISCAL CONTRIBUTIONS TO HOST GOVERNMENTS
Total taxes and royalties	36	EC8	Canada	728	527	523	See page 36 for more information.
			US	51	16	4
			UK	437	348	167
			Norway	236	14	(6)
			Netherlands	22	18	7
			Indonesia	410	297	196
			Australia	—	—	—
			Malaysia	434	230	41
			Vietnam	13	8	6
			Sudan	—	—	114
			Algeria	182	130	46
			Trinidad and Tobago	99	—	—
			Other	3	2	8

			Total	2,615	1,590	1,106

Amount of money paid to political parties	20	SO5	Canada	34,600	32,300	42,200	Canadian dollars.
			US	6,100	5,900

			Total	40,700	38,200

COMMUNITY INVESTMENTS
Community contributions	14-16	EC10	Canada	3,039	1,697	1,602	Thousands of Canadian dollars.
			US	233	82	54
			UK	570	445	662
			Indonesia	395	377	754
			Malaysia/Vietnam	98	26	23
			Algeria	64	—	92
			Sudan	389	646	1,494
			Trinidad and Tobago	502	209	268
			Colombia	199	168	112
			Peru	77	78	—
			Qatar	12	20	—
			Other	—	—	—

			Total	5,578	3,748	5,061

Investing in our communities	14	EC10	Canada	41,600	—	—	Canadian dollars.

* Except where noted by bold font, the economic performance data presented here has been extracted from our Audited Financial Statements for the year ended December 31, 2005.

Glossary and Abbreviations

BARREL OR bbl Petroleum industry standard barrel. Equals 0.159 m3.

boe Barrel of oil equivalent.

CAPP Canadian Association of Petroleum Producers.

CO2E Carbon dioxide equivalent.

CORPORATE GOVERNANCE Balance of powers between Boards of Directors, senior management, shareholders and stakeholders of companies.

CORPORATE RESPONSIBILITY OR CR Defined by the World Business Council for Sustainable Development as the continuing commitment by business to behave ethically and contribute to economic development while improving the quality of life of the workforce and their families as well as the local community and society at large.

DECOMMISSIONING Taking out of use, ready for dismantling/removal.

EU European Union.

ENVIRONMENTAL AUDIT Systematic, documented verification process of objectively obtaining and evaluating audit evidence to determine whether specified environmental activities, events, conditions, management systems or information about these matters conform with audit criteria.

ENVIRONMENTAL IMPACT ASSESSMENT OR EIA A set of activities designed to contribute pertinent environmental information to project or program decision-making.

GIGAJOULES OR GJ 109 joules or a billion joules.

GIGATONNES OR GT 109 tonnes or a billion tonnes.

GLOBAL COMPACT An initiative by Kofi Annan, Secretary General of the United Nations, to engage the private sector in helping address common issues of environmental protection, human rights and labour.

GLOBAL REPORTING INITIATIVE OR GRI A multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines.

KYOTO PROTOCOL The Kyoto Protocol to the UN Framework Convention on Climate Change (UNFCCC) was adopted in Kyoto on December 11, 1997. It contains quantified GHG emission limitation and reduction commitments, expressed in CO2 equivalent, for signatory countries.

LOST-TIME INJURIES Injuries that result in workers being unable to report to their next work shift.

m3 Cubic metres.

mboe/d Thousand barrels of oil equivalent per day.

mcf Thousand cubic feet.

MEGAWATT OR MW 106 watts or a million watts.

mg/L Milligram per litre.

mmboe Million barrels of oil equivalent.

mmbtu Million British thermal units.

mmcf/d Million cubic feet per day.

NON-GOVERNMENT ORGANIZATIONS OR NGO Groups with mutual interests and objectives that are non-profit and independent of government.

OPERATOR Company appointed by the co-venturers in a licence to manage the exploration for and, if successful, the production of oil/gas on behalf of the co-venturers.

ppm Parts per million.

PRODUCTION CARBON INTENSITY OR PCI The mass of carbon dioxide emissions emitted during the production of each unit of oil and gas. The greenhouse gas potentials of other greenhouse gases are included in the calculation.

PRODUCTION ENERGY INTENSITY OR PEI Energy consumed in the production of each unit of oil and gas.

RECLAMATION The process of converting lands disturbed by oil and gas activities to other productive land uses, involving reshaping areas to a stable configuration, establishment of drainage systems, placement of topsoil or plant growth media and revegetation through planting or seeding.

UDHR Universal Declaration of Human Rights.

UK United Kingdom.

UN United Nations.

US United States of America.

“Maybe increase the dividend to common shareholders as your profits rise.

Share some of the wealth with the commoners.” Alex Simoes, 2004 Report feedback card

ANNUAL MEETING

Talisman Energy Inc.’s annual meeting of shareholders will be held at 10:30 a.m. on May 9, 2006 in the Imperial Ballroom, Hyatt Regency Calgary Hotel, 700 Centre Street S.E., Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by Internet, or (iii) by signing and returning the form of proxy or voting instruction form mailed with the management proxy circular.

 designed and produced by smith + associates
Printed on acid free paper containing 100% post consumer fibre and processed chlorine free. The inks used are environmentally friendly canola based inks. Please recycle.

Talisman has published a separate Annual Report Summary, Annual Report and Corporate Responsibility Summary Report. These reports are available by contacting the Company and can also be viewed at wsww.talisman-energy.com

CONTACT US

Questions and views on the Report and on Talisman’s corporate responsibility efforts may be directed to the Manager of Corporate Responsibility and Government Affairs at: Talisman Energy Inc., 3400, 888 - 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5 Telephone: 403-237-1234 Facsimile: 403-237-1902 E-mail: tlm@talisman-energy.com